Silver Standard Resources Inc.
Consolidated Financial Statements
December 31, 2014 and 2013 and January 1, 2013

Management’s Responsibility for the Financial Statements
The preparation and presentation of the accompanying consolidated financial statements and Management’s Discussion and Analysis (“MD&A”) are the responsibility of management and have been approved by the Board of Directors.
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Financial statements, by nature, are not precise since they include certain amounts based upon estimates and judgments. When alternative methods exist, management has chosen those it deems to be the most appropriate in the circumstances.
Management, under the supervision of and the participation of the Chief Executive Officer and the Chief Financial Officer, has a process in place to evaluate disclosure controls and procedures and internal control over financial reporting as required by Canadian and U.S. securities regulations. We, as Chief Executive Officer and as Chief Financial Officer, will certify our annual filings with the Canadian Securities Administrators and the Securities and Exchange Commission as required in Canada by National Instrument 52-109 and in the United States as required by the Sarbanes-Oxley Act of 2002.
The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through its Audit Committee which is independent from management.
The Audit Committee is appointed by the Board of Directors and reviews the consolidated financial statements and MD&A; considers the report of the external auditors; assesses the adequacy of our internal controls, including management’s assessment described below; examines the fees and expenses for audit services; and recommends to the Board the independent auditors for appointment by the shareholders. The independent auditors have full and free access to the Audit Committee and meet with it to discuss their audit work, our internal control over financial reporting and financial reporting matters. The Audit Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders and management’s assessment of the internal control over financial reporting.
Management’s Report on Internal Control over Financial Reporting
Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2014. In making this assessment, management used the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2014. In conducting this evaluation, the Marigold mine was excluded from our assessment of effectiveness of our internal control over financial reporting because it was acquired by us in a transaction that completed during 2014. The Marigold mine is owned by a wholly-owned subsidiary, the total assets and total revenues of which represent 35% and 53%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2014.
PricewaterhouseCoopers LLP, our auditor, has audited the effectiveness of our internal control over financial reporting as of December 31, 2014, as stated in their report which appears herein.

"John Smith"	"Gregory Martin"
John Smith	Gregory Martin
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer

February 19, 2015

February 19, 2015

Independent Auditor’s Report

To the Shareholders of Silver Standard Resources Inc.

We have completed integrated audits of Silver Standard Resources Inc. and its subsidiaries’ (the “Company”) December 31, 2014 and December 31, 2013 consolidated financial statements and their internal control over financial reporting as at December 31, 2014. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements
We have audited the accompanying consolidated financial statements of Silver Standard Resources Inc. and its subsidiaries’, which comprise the consolidated statements of financial position as at December 31, 2014, December 31, 2013 and January 1, 2013 and the consolidated statements of loss, comprehensive loss, changes in shareholders’ equity and cash flows for the years ended December 31, 2014 and December 31, 2013 and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits as at December 31, 2014, December 31, 2013 and January 1, 2013 and for the years ended December 31, 2014 and December 31, 2013 in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Silver Standard Resources Inc. and its subsidiaries as at December 31, 2014, December 31, 2013 and January 1, 2013 and their financial performance and their cash flows for the years ended December 31, 2014 and December 31, 2013 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of matter
As discussed in Note 2 (t) to the consolidated financial statements, on January 1, 2014, the Company changed its accounting policy with respect to International Financial Reporting Standard 6, Exploration for and Evaluation of Mineral Resources. Our opinion is not modified with respect to this matter.

Report on internal control over financial reporting
We have also audited Silver Standard Resources Inc. and its subsidiaries’ internal control over financial reporting as at December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting
Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting.

Auditor’s responsibility
Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the Company’s internal control over financial reporting.

Definition of internal control over financial reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Inherent limitations
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

As described in Management’s Report on Internal Control over Financial Reporting, management has excluded Marigold mine from its assessment of internal control over financial reporting as of December 31, 2014 because it was acquired by the Company in a business combination during 2014. We have also excluded Marigold mine from our audit of internal control over financial reporting. Marigold mine is a wholly-owned subsidiary whose total assets and total revenues represent 35% and 53%, respectively, of the Company’s related consolidated financial statement amounts as of and for the year ended December 31, 2014.

Opinion
In our opinion, Silver Standard Resources Inc. and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as at December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

signed "PricewaterhouseCoopers LLP"

Chartered Accountants

Silver Standard Resources Inc.
Consolidated Financial Statements
December 31, 2014 and 2013

Silver Standard Resources Inc.
Consolidated Statements of Financial Position
As at December 31, 2014 and 2013 and January 1, 2013
(expressed in thousands of United States dollars)

	Note	December 31	December 31	January 1
		2014	2013	2013
			(restated note 2(t))	(restated note 2(t))
		$	$	$
Current assets
Cash and cash equivalents	4	184,643	415,657	366,947
Trade receivables and other assets	5	49,824	69,247	83,454
Marketable securities	6	104,785	129,267	34,733
Other current financial assets	7	19,443	10,000	—
Inventory	8	129,228	50,892	74,246
Assets held for sale	9	3,895	6,406	6,344
		491,818	681,469	565,724
Non-current assets
Property, plant and equipment	9	439,074	248,637	430,533
Deferred income tax assets	11	—	12,041	7,074
Value added tax receivable	12	29,473	62,423	37,363
Non-current inventory	8	4,326	8,318	5,558
Investment in associate		—	—	119,632
Other non-current financial assets	7	21,558	19,847	1,847
Total assets		986,249	1,032,735	1,167,731

Current liabilities
Trade and other payables	13	56,645	51,727	42,135
Current provisions	14	60,303	52,397	36,873
Current debt	15	5,922	—	135,805
		122,870	104,124	214,813

Non-current liabilities
Deferred income tax liabilities	11	29,050	19,029	17,778
Close down and restoration provision	16	57,945	32,973	31,222
Debt	15	197,134	187,130	—
Total liabilities		406,999	343,256	263,813

Shareholders' equity
Share capital	17	707,034	707,034	706,901
Other reserves	18	(12,723)	(28,887)	24,016
Equity component of convertible notes	15	68,347	68,347	—
Retained (deficit) earnings		(183,408)	(57,015)	173,001
Total shareholders' equity attributable to our shareholders		579,250	689,479	903,918
Total liabilities and equity		986,249	1,032,735	1,167,731

Commitments (note 25(c))
Events after the reporting date (note 11)
The accompanying notes are an integral part of the consolidated financial statements
Approved by the Board of Directors and authorized for issue on February 19, 2015

"Richard D. Paterson"	"John Smith"
Richard D. Paterson, Director	John Smith, Director

Silver Standard Resources Inc.
Consolidated Statements of Loss
For the years ended December 31, 2014 and 2013
(expressed in thousands of United States dollars, except per share amounts)

	Note	2014	2013
			(restated note 2(t))
		$	$

Revenue		300,122	174,686
Cost of sales	19	(263,922)	(169,502)
Income from mine operations		36,200	5,184

General and administrative expenses	19	(21,862)	(23,441)
Exploration, evaluation and reclamation expenses		(21,190)	(23,457)
Business acquisition costs	3	(5,395)	—
Impairment charges	10	(40,250)	(202,440)
Operating (loss)		(52,497)	(244,154)

Gain on sale of mineral property	9	15,913	67,821
Gain on derecognition of investment in associate	6	—	21,959
Interest earned and other finance income	20	5,825	6,180
Interest expense and other finance expenses	20	(26,412)	(23,092)
Other (expense)	21	(13,441)	(15,521)
Foreign exchange (loss)		(25,203)	(31,888)
(Loss) before tax		(95,815)	(218,695)

Income tax (expense)	11	(30,578)	(11,321)

Net (loss) and net (loss) attributable to shareholders		(126,393)	(230,016)

Weighted average shares outstanding (thousands)
Basic	22	80,754	80,754
Diluted	22	80,754	80,754

(Loss) earnings per share
Basic	22	($1.57)	($2.85)
Diluted	22	($1.57)	($2.85)
The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
Consolidated Statements of Comprehensive Loss
For the years ended December 31, 2014 and 2013
(expressed in thousands of United States dollars)

	Note	2014	2013
			(restated note 2(t))
		$	$

Net (loss) for the period attributable to shareholders		(126,393)	(230,016)

Items that may be reclassified to net income or loss:
Unrealized gain (loss) on marketable securities, net of tax		11,811	(54,056)
Realized loss recycled to net income or loss		2,258	312
Share of other comprehensive (loss) of associate	6	—	(641)
Cumulative translation adjustment		35	348
Other comprehensive income (loss)		14,104	(54,037)
Total comprehensive (loss) attributable to shareholders		(112,289)	(284,053)
Total comprehensive (loss)		(112,289)	(284,053)
The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
Consolidated Statements of Changes in Shareholders’ Equity
For the years ended December 31, 2014 and 2013
(expressed in thousands of United States dollars)

	Note	Common Shares		Other reserves	Equity	Retained	Total
		Shares	Amount	(note 18)	component of	earnings	equity
				(restated note 2(t))	convertible notes	(restated note 2(t))	(restated note 2(t))
		000's	$	$	$	$	$
Balance, January 1, 2013		80,747	706,901	24,016	—	173,001	903,918

Exercise of stock options	17	7	133	(56)	—	—	77
Equity-settled share-based compensation	17	—	—	1,190	—	—	1,190
Equity component of convertible debt	15	—	—	—	68,347	—	68,347
Total comprehensive (loss) for the year		—	—	(54,037)	—	(230,016)	(284,053)
Balance, December 31, 2013		80,754	707,034	(28,887)	68,347	(57,015)	689,479

Exercise of stock options	17				—	—	—
Equity-settled share-based compensation	17	—	—	2,060	—	—	2,060
Total comprehensive income (loss) for the year		—	—	14,104	—	(126,393)	(112,289)
Balance, December 31, 2014		80,754	707,034	(12,723)	68,347	(183,408)	579,250
The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
Consolidated Statements of Cash Flows
For the years ended December 31, 2014 and 2013
(expressed in thousands of United States dollars)

	Note	2014	2013
			(restated note 2(t))
		$	$
Cash flows from operating activities
Net (loss) for the year		(126,393)	(230,016)
Adjustments for:
Depreciation, depletion and amortization		42,311	43,029
Share-based payments		2,167	1,001
Net finance expense		20,587	16,912
(Gain) on sale of mineral property		(15,913)	(67,821)
Impairment charges and inventory write-downs		51,657	218,610
Net (gains) on investment in associate		—	(23,037)
Other loss		12,994	13,035
Income tax expense		30,578	11,321
Non-cash foreign exchange loss		19,744	25,170
Net changes in non-cash working capital items	27	23,366	13,842
Cash generated in operating activities before value added taxes, interest and income taxes (paid) recovered		61,098	22,046
Value added taxes (paid)		(17,780)	(19,374)
Value added taxes recovered		30,707	5,040
Interest (paid)		(7,619)	(7,210)
Income taxes recovered (paid)		2,427	(14,536)
Cash generated in operating activities		68,833	(14,034)
Cash flows from investing activities
Purchase of Marigold Mine		(267,732)	—
Increase in restricted cash		(17,621)	—
Purchase of property, plant and equipment		(19,172)	(31,924)
Deferred stripping expenditures		(31,088)	(28,837)
Expenditures on exploration properties		(4,680)	(4,116)
Proceeds from sale of exploration property	9	17,500	15,000
Taxes paid on sale of exploration properties		(16,780)	—
Proceeds from sale of marketable securities and other investments		39,249	440
Interest received		1,458	6,180
Dividends received		166	178
Cash (used) generated by investing activities		(298,700)	(43,079)
Cash flows from financing activities
Proceeds from loan facility		5,922	—
Net proceeds from issuance of convertible notes		—	256,083
Repayment of convertible notes		—	(138,000)
Proceeds from exercise of stock options		—	77
Cash generated by financing activities		5,922	118,160
Effect of foreign exchange rate changes on cash and cash equivalents		(7,069)	(12,337)
Increase in cash and cash equivalents		(231,014)	48,710
Cash and cash equivalents, beginning of period		415,657	366,947
Cash and cash equivalents, end of period		184,643	415,657
Supplemental cash flow information (note 27)
The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2014 and 2013 and January 1, 2013
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

1.	NATURE OF OPERATIONS

Silver Standard Resources Inc. ("we", "us" or "our") is a company incorporated under the laws of the Province of British Columbia, Canada and our shares are publicly listed on the Toronto Stock Exchange in Canada and the NASDAQ Global Markets in the United States. Together with our subsidiaries, we (the “Group”) are principally engaged in the operation, acquisition, exploration and development of precious metal resource properties located in the Americas. With the acquisition of the Marigold mine on April 4, 2014, we have two producing mines and a portfolio of silver resource dominant projects located throughout the Americas. Silver Standard Resources Inc. is the ultimate parent of the Group.

Our address is Suite 800, 1055 Dunsmuir Street, PO Box 49088, Vancouver, British Columbia, V7X 1G4.

Our focus is on profitable production of silver from our Pirquitas mine in Argentina and gold from our Marigold mine in Nevada, U.S.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The principal accounting policies applied in the preparation of these consolidated financial statements are set out below.

a)	Basis of preparation
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”). The comparative information has also been prepared on this basis, details of which are given below, for which comparative information has been restated.
These statements were authorized for issue by the Board of Directors on February 19, 2015.
The preparation of financial statements requires the use of certain critical accounting estimates. It also requires us to exercise our judgment in the process of applying our accounting policies. The areas involving judgment or complexity, or areas where assumptions and estimates are significant and could affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period, are discussed in note 2(u).

b)	Accounting convention
These consolidated financial statements have been prepared on the historical cost basis, except for the revaluation of certain financial instruments, which are measured at fair value as described in note 2(q).
c)Basis of consolidation
These consolidated financial statements incorporate the financial statements of Silver Standard Resources Inc. and all of our subsidiaries (note 26(b)).
(i) Subsidiaries
Subsidiaries are all entities (including structured entities) over which we have control. We control an entity when we are exposed to, or have rights to, variable returns from our involvement with the entity and have the ability to affect those returns through our power over the entity.
The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control is transferred to us until the date that control ceases.
All intercompany transactions and balances have been eliminated on consolidation.

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2014 and 2013 and January 1, 2013
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)
(ii) Associates
An associate is an entity over whose operating and financial policies we exercise significant influence. Significant influence is presumed to exist where we have between 20 per cent and 50 per cent of the voting rights, but can also arise where we hold less than 20 per cent of the voting rights, but have power to be actively involved and influential in policy decisions affecting the entity. Our share of the net assets, post-tax results and reserves of the associate are included in the consolidated financial statements using the equity accounting method. This involves recording the investment initially at cost to us, and then, in subsequent periods, adjusting the carrying amount of the investment to reflect our share of the associate’s results. Unrealized gains on transactions between us and our associate are eliminated to the extent of our interest in the associate.
d)Business combinations
A business combination is defined as an acquisition of assets and liabilities that constitute a business. A business is an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return to us and our shareholders. A business consists of inputs, including non-current assets, and processes, including operational processes, that when applied to those inputs have the ability to create outputs that provide a return to us and our shareholders. A business also includes those assets and liabilities that do not necessarily have all the inputs and processes required to produce outputs, but can be integrated with our inputs and processes or we could easily replicate the processes to create outputs. When acquiring a set of activities or assets in the exploration and development stage, which may not have outputs, we consider other factors to determine whether the set of activities or assets is a business. Those factors include, but are not limited to, whether the set of activities or assets:

▪	Has begun planned principal activities;

▪	Has employees, intellectual property and other inputs and processes that could be applied to those inputs;

▪	Is pursuing a plan to produce outputs; and

▪	Will be able to obtain access to customers that will purchase the outputs.
Not all of the above factors need to be present for a particular integrated set of activities or assets in the exploration and development stage to qualify as a business.
Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets and liabilities transferred. The results of businesses acquired during the period are included in the consolidated financial statements from the date of acquisition. The identifiable assets, liabilities and contingent liabilities of the businesses which can be measured reliably are recorded at provisional fair values at the date of acquisition. Provisional fair values are finalized within 12 months of the acquisition date. Acquisition-related costs are expensed as incurred. Measurement period adjustments are adjustments that arise from additional information obtained during the measurement period (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.
e)Foreign currency translation
(i)    Functional and presentation currency
Items included in the financial statements of each of our subsidiaries are measured using the currency of the primary economic environment in which the particular entity operates (the "functional currency”).
The consolidated financial statements are presented in United States dollars.
(ii)   Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Monetary assets and liabilities are translated using the period end exchange rates. Foreign currency gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of loss.

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2014 and 2013 and January 1, 2013
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)
(iii)  Subsidiaries
The results and financial position of subsidiaries and of associates that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
▪Assets and liabilities are translated at the period-end exchange rate;
▪Income and expenses for each statement of income are translated at average exchange rates for the period; and
▪All resulting exchange differences are recognized in other comprehensive income as cumulative translation adjustments.
On consolidation, exchange differences arising from the translation of the net investment in foreign entities are taken to the foreign currency translation reserve. When a foreign operation is sold or control is lost, such exchange differences are recognized in the consolidated statement of income as part of the gain or loss on sale.
f)Revenue recognition
Our primary source of revenue is from the sale of metal-bearing concentrate and gold doré or bullion. Revenue is recognized in the consolidated financial statements when the following conditions are met:

▪	the significant risks and rewards of ownership have passed to the customer;

▪	neither continuing managerial involvement, to the degree usually associated with ownership, nor effective control over the good sold, has been retained;

▪	the amount of revenue can be measured reliably;

▪	it is probable that economic benefits associated with the sale will flow to us; and

▪	the costs incurred or to be incurred in respect of the sale can be measured reliably.
Revenue from the sale of concentrate is recorded net of charges for treatment, refining and penalties. Net revenues from the sale of significant by-products are included within revenue. Where a by-product is not regarded as significant, sales proceeds may be credited against cost of sales.
Concentrate sales are recognized on a provisional basis using our estimate of contained metals. Final settlement is based on applicable commodity prices, based on contractually determined quotational periods, and receipt of final weights and assays, which typically occurs two to six months after shipment.
Variations between the price recorded when revenue was initially recognized and the actual final price are caused by changes in metal prices and result in an embedded derivative. The derivative is recorded at fair value each period until final settlement occurs, with value adjustments recognized in revenue.
Revenue from the sale of gold doré or bullion is typically recognized on the trade settlement date when funds are received.
g)Cash and cash equivalents
Cash and cash equivalents include cash on hand and held at banks and short-term investments with an original maturity of 90 days or less, which are readily convertible into a known amount of cash and excludes any restricted cash that is not available for use by us.
h)Inventory
Stockpiled ore, leach pad inventory and finished goods are valued at the lower of average cost and estimated net realizable value (“NRV”). Cost includes all direct costs incurred in production including direct labour and materials, production stripping, freight, depreciation, depletion and amortization and directly attributable overhead costs. The NRV is calculated using the estimated price at the time of sale based on prevailing and forecast metal prices less estimated future production costs to convert the inventory into saleable form and all associated selling costs.

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2014 and 2013 and January 1, 2013
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)
Any write-downs of inventory to NRV are recorded within cost of sales in the consolidated statements of loss. If there is a subsequent increase in the value of inventory, the previous write-downs to NRV are reversed up to cost to the extent that the related inventory has not been sold.
Stockpiled ore inventory represents ore that has been extracted from the mine and is available for further processing. Costs added to stockpiled ore inventory are derived from the current mining costs incurred up to the point of stockpiling the ore and are removed at average cost. Quantities of stockpiled ore are verified by periodic surveys.
The recovery of gold and by-products from certain oxide ore is achieved through a heap leaching process. Under this method, ore is stacked on leach pads and treated with a chemical solution that dissolves the gold contained within the ore. The resulting pregnant solution is further processed in a plant where the gold is recovered in doré. Costs added to heap leach inventory are derived from current mining and leaching costs and removed as ounces of gold are recovered at the average cost per recoverable ounce of gold on the leach pads. Estimates of recoverable gold in the leach pads are calculated based on the quantities of ore placed on the leach pads (measured tonnes added to the leach pads), the grade of ore placed on the leach pads (based on assay data), and a recovery percentage.
Finished goods inventory includes metal concentrates at site and in transit and doré at a site or refinery or bullion in a metal account.
Materials and supplies inventories are valued at the lower of average cost and NRV. Costs include acquisition, freight and other directly attributable costs. A regular review is undertaken to determine the extent of any provision for obsolescence.
Inventory that is not planned to be processed or used within one year is classified as non-current.
i)Mineral properties
Capitalized costs of mineral properties include the following:

▪	Costs of acquiring exploration stage properties in asset acquisitions;

▪	Economically recoverable exploration and evaluation expenses;

▪	Expenditures incurred to develop mining properties;

▪	Value attributed to properties acquired in a business combination;

▪	Deferred stripping costs;

▪	Estimates of close down and restoration assets; and

▪	Borrowing costs incurred that are attributable to qualifying mineral properties.
(i)    Exploration and evaluation expenditures
Exploration expenditures are the costs incurred in the initial search for mineral deposits with economic potential or in the process of obtaining more information about existing mineral deposits. Exploration expenditures typically include costs associated with acquiring the rights to explore, prospecting, sampling, mapping, diamond drilling and other work involved in searching for mineral resources.
Evaluation expenditures are costs incurred to establish the technical and commercial viability of developing mineral deposits identified through exploration activities or by acquisition. Evaluation expenditures include the cost of (i) further defining the volume and grade of deposits through drilling of core samples, trenching and sampling activities in an ore body that is classified as either a Mineral Resource or a Proven and Probable Mineral Reserve; (ii) determining the optimal methods of extraction and metallurgical and treatment processes; (iii) studies related to surveying, transportation and infrastructure requirements; (iv) permitting activities; and (v) economic evaluations to determine whether development of mineralized material is commercially justified including preliminary economic assessments, pre-feasibility and final feasibility studies.

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2014 and 2013 and January 1, 2013
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)
The costs of acquiring exploration properties in an asset purchase, including option payments and the acquisition of mineral licenses, are capitalized as an exploration and evaluation asset at cost. The cost of acquiring Mineral Resources in a business combination are recognized as mineral property asset at fair value.
All other exploration and evaluation expenditures are expensed until it is probable that future economic benefits will flow to us. We use the following criteria to assess the economic recoverability and probability of future economic benefits:

▪
Viability: A Proven and/or Probable Mineral Reserve has been established that demonstrates a positive financial return, and/or where there is a history of conversion to Mineral Reserves at operating mines; and

▪	Authorizations: necessary permits, access to critical resources and environmental programs exist or are reasonably obtainable.
Once future economic benefits are expected, further exploration and evaluation expenditures are capitalized at cost and recognized as an exploration and evaluation asset within property, plant and equipment. Capitalized costs are considered to be tangible assets as they form part of the underlying mineral property. No amortization is charged during the evaluation and development phase as the asset is not available for use.
(ii)   Development expenditures
Once approval has been obtained to commence the development and construction of a mine, all costs are capitalized and included in the carrying amount of the related property in the period incurred. All costs, including pre-operating costs are capitalized until the point that the mineral property is operating at intended levels by us. This is determined by: (i) completion of operational commissioning of major mine and plant components; (ii) operating results being achieved consistently for a period of time; (iii) indicators that these operating results will be continued; and (iv) other factors being present, including one or more of the following: A significant portion of the plant/mill capacity being achieved; a significant portion of available funding being directed towards operating activities; a predetermined, reasonable period of time being passed; or significant milestones for the development of the mineral property being achieved.
In addition, any proceeds from sales in these periods are offset against costs capitalized.
In open pit mining operations, it is necessary to incur costs to remove waste material in order to access the ore body, which is known as stripping. Stripping costs incurred prior to the production stage of a mining property (pre-stripping costs) are capitalized as part of the carrying amount of the related mining property.
Once the mineral property is operating as intended, further operating costs, including depreciation, depletion and amortization, are included within inventory as incurred.
(iii) Production stripping costs
During the production phase of a mine, where stripping activities result in improved access to ore, we recognize a non-current 'stripping activity asset' ("SAA") when it is probable that the future economic benefit of the improved access will flow to us, the ore to which access has been improved is identifiable, and costs can be reliably measured. Typically identifiable components of an ore body correspond to the phases of a mine plan. Within each identifiable component, the average stripping ratio is determined; the cost of waste removal in excess of the stripping ratio is capitalized as a SAA, and the cost of waste and ore removal in line with the average stripping ratio is recorded in inventory. The SAA is amortized using a unit of production method over the period in which the improved access to the component of the ore body is achieved.

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2014 and 2013 and January 1, 2013
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)
(iv) Borrowing costs
Borrowing costs attributable to the acquisition, construction or production of qualifying assets are capitalized as part of the cost of the asset until the asset is substantially ready for its intended use or sale. Where funds have been borrowed specifically to finance an asset, the amount capitalized is the actual borrowing costs incurred. Where the funds used to finance an asset form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to our relevant general borrowings during the period.
j)Property, plant and equipment
Property, plant and equipment is stated at cost less accumulated depreciation and accumulated impairment charges.
The cost of an item of property, plant and equipment includes the purchase price or construction cost, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, and for qualifying assets, the associated borrowing costs.
Where an item of plant and equipment is comprised of major components with different useful lives, the components are accounted for as separate items of property, plant and equipment.
Costs incurred for major overhaul of existing equipment and sustaining capital are capitalized as plant and equipment and are subject to depreciation once they are available for use. Major overhauls include improvement programs that increase the productivity or extend the useful life of an asset beyond that initially envisaged. The costs of routine maintenance and repairs that do not constitute improvement programs are accounted for as a cost of inventory.
k)Depreciation
The carrying amounts of plant and equipment are depreciated to their estimated residual value over the estimated useful lives of the specific assets concerned, or the estimated life of mine or lease, if shorter. Depreciation starts on the date when commissioning is complete. The major categories of property, plant and equipment are depreciated on a units-of-production or straight-line basis using the estimated lives indicated below:

Computer equipment	3 - 5 years
Furniture and fixtures	7 years
Vehicles	3 years
Mining equipment	5 - 7 years
Mobile equipment components	3 - 15 years
Buildings	Life of mine
Mine plant equipment	Life of mine
Leasehold improvements	Lease term

Land is not depreciated.

Mineral properties, including close down and restoration assets and SAA, are depreciated using the units-of-production method. In applying the units-of-production method, depreciation is calculated using the quantity of material extracted from the mine in the period as a percentage of the total quantity of material expected to be extracted in current and future periods based on Mineral Reserves.

We conduct an annual review of residual values, useful lives and depreciation methods employed for property, plant and equipment. Any changes in estimate that arise from this review are accounted for prospectively.

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2014 and 2013 and January 1, 2013
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)
l)Review of asset carrying values and impairment assessment
Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment or at any time if an indicator of impairment is considered to exist. Assets that are subject to amortization or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.
We conduct reviews to assess for any indications of impairment of asset values. External factors such as changes in current and forecast metal prices, operating costs and other market factors are also monitored to assess for indications of impairment.
If any such indication exists an estimate of the recoverable amount is undertaken, being the higher of an asset’s fair value less costs to dispose ("FVLCTD") and value in use ("VIU"). If the asset’s carrying amount exceeds its recoverable amount then an impairment loss is recognized in the consolidated statement of loss.
FVLCTD is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. Fair value of mineral assets is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects.
VIU is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and from its ultimate disposal.
Impairment is normally assessed at the level of cash-generating units (“CGUs”), which are identified as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets.
Non-financial assets, other than goodwill, that have been impaired are tested for possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed. When a reversal of a previous impairment is recorded, the reversal amount is adjusted for depreciation that would have been recorded had the impairment not taken place.
m)Share capital
Common shares issued by us are recorded at the net proceeds received which is the fair value of the consideration received less costs incurred in connection with the issue.
n)Share-based payments
Equity-settled share-based payment arrangements such as our stock option plan are initially measured at fair value at the date of grant and recorded within shareholders’ equity. Arrangements considered to be cash-settled such as the Directors’ Deferred Share Unit (“DSU”) Plan, the Restricted Share Unit (“RSU”) Plan and the Performance Share Unit (“PSU”) Plan are initially recorded at fair value and classified as accrued liabilities and subsequently remeasured at fair value at each reporting date.
The fair value at grant date of all share-based payments is recognized as compensation expense over the period for which benefits of services are expected to be derived, with a corresponding credit to shareholders’ equity or accrued liabilities depending on whether they are equity-settled or cash-settled. We estimate the fair value of stock options granted using the Black-Scholes option pricing model and estimate the expected forfeiture rate at the date of grant. The fair value of DSUs, PSUs, and RSUs is estimated based on the quoted market price of our common shares. When awards are forfeited because non-market based vesting conditions are not satisfied, the expense previously recognized is proportionately reversed.
o)Taxation
The income tax expense for the period is comprised of current and deferred tax, and is recognized in the consolidated statement of income except to the extent that it relates to items recognized directly in shareholders’ equity, in which case the tax is recognized in equity.
(i)    Current income tax
Current tax for each of our taxable entities is based on the local taxable profit for the period at the local statutory tax rates enacted or substantively enacted at the date of the consolidated statement of financial position.

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2014 and 2013 and January 1, 2013
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)
(ii)   Deferred tax
Deferred tax is recognized, using the liability method, on temporary differences between the carrying value of assets and liabilities in the consolidated statement of financial position and the corresponding tax bases used in the computation of taxable profit. Deferred tax is determined using tax rates and tax laws that are enacted or substantively enacted at the date of the consolidated statement of financial position and are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled.
Deferred tax assets and liabilities are not recognized if the temporary difference arises on the initial recognition of assets and liabilities in a transaction other than a business combination, that at the time of the transaction, affects neither the taxable nor the accounting profit or loss.
Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, and interests in joint ventures, except where the timing of the reversal of the temporary difference is controlled by us and it is probable that the temporary difference will not reverse in the foreseeable future.
Deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available to be utilized against those deductible temporary differences. Deferred tax assets are reviewed at each reporting date and amended to the extent that it is no longer probable that the related tax benefit will be realized. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off the current tax assets against the current tax liabilities and when they relate to income taxes levied by the same taxation authority and we intend to settle our current tax assets and liabilities on a net basis.
(iii)  Royalties and other tax arrangements
Royalties and other arrangements are treated as taxation arrangements when they have the characteristics of tax. This is considered to be the case when they are imposed under government authority and the amount payable is calculated by reference to an income measure. Obligations arising from royalty arrangements that do not satisfy these criteria are recognized as current liabilities and included within cost of sales.
(iv)  Value added tax ("VAT")
VAT may be paid in countries where recoverability is uncertain. In these cases, VAT payments are either deferred within mineral property costs, or expensed if related to exploration and evaluation costs. If we ultimately recover the amounts that have been deferred, the amount received will be applied to reduce mineral property costs. If the amounts were previously expensed, the recovery will be recognized in the consolidated statement of loss.

p)	Loss per share
Basic loss per share is calculated by dividing the net loss attributable to our shareholders by the weighted average number of shares outstanding during the reporting period.
Diluted loss per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all potentially dilutive share equivalents, such as stock options and convertible notes. The “treasury stock method” is used for the assumed proceeds upon exercise of the dilutive instruments to determine the number of shares assumed to be purchased at the average market price during the period.
A portion of the convertible notes may be converted into common shares and hence the maximum dilution impact of these is determined.
When a loss is incurred during the year, basic and diluted loss per share are the same because the exercise of options and convertible notes are considered to be anti-dilutive.

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2014 and 2013 and January 1, 2013
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)
q)Financial instruments
(i)    Financial assets and liabilities
We classify our financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), loans and receivables, available-for-sale, held to maturity, and other financial liabilities. The classification depends on the purpose for which the financial assets or liabilities were obtained. Management determines the classification of financial assets and liabilities at initial recognition.
We have not classified any financial instruments as held to maturity. Our accounting policy for each of the other categories is as follows:
Financial assets and liabilities at FVTPL Financial assets and liabilities carried at FVTPL are recorded at fair value and transaction costs are expensed in the statement of loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets or liabilities held at FVTPL are included in the consolidated statement of loss in the period in which they arise. Financial assets at FVTPL are held for trading. A financial asset is classified as held for trading if acquired principally for the purpose of selling in the short term. Derivatives are held for trading unless they are designated as hedges.
Loans and receivables Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are classified as current assets or non-current assets based on their maturity date. Loans and receivables are initially recognized at fair value and subsequently carried at amortized cost less any impairment.
Available-for-sale financial assets Available-for-sale financial assets are non-derivatives that are either designated as available-for-sale or not classified in any of the other categories.
Available-for-sale assets are initially recorded at fair value plus transaction costs, and are subsequently carried at fair value. All unrealized gains and losses arising from changes in the fair value of assets classified as available-for-sale are recognized directly in other comprehensive loss, except for unrealized foreign exchange gains or losses on monetary financial assets and impairment losses which are recognized in the statement of loss. Any reversal of a previously recognized impairment loss on a non-monetary asset is recognized directly in other comprehensive loss. Realized gains and losses from the derecognition of available-for-sale assets are recognized in the consolidated statement of loss in the period derecognized with any unrealized gains or losses being recycled from other comprehensive loss.
Other financial liabilities Other financial liabilities are recognized initially at fair value, net of transaction costs incurred and are subsequently stated at amortized cost. Any difference between the initial cost and the redemption value is recognized in the consolidated statement of income over the period to maturity using the effective interest method.
Derivative financial instruments Our policy with regard to ‘Financial Risk Management’ is set out in note 25. When we enter into derivative contracts these are designed to reduce the exposures related to assets and liabilities, or anticipated transactions.
Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to their host contracts. Commodity-based embedded derivatives resulting from provisional sales prices of metals in concentrate are recognized in revenue as described in note 2(f). Embedded derivatives in the 2008 convertible notes are described in note 15.
(ii)   Fair value of financial instruments
The fair values of quoted investments are based on current prices. If the market for a financial asset is not active (and for unlisted securities), we establish fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models refined to reflect the financial asset’s specific circumstances.

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2014 and 2013 and January 1, 2013
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)
(iii)  Impairment of financial assets
We assess at each reporting date whether there is objective evidence that a financial asset or a group of financial assets is impaired. An evaluation is made as to whether a decline in fair value is ‘significant’ or ‘prolonged’ based on indicators such as significant adverse changes in the market, economic or legal environment.
Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized.
(iv)   Derecognition of financial assets and liabilities
Financial assets are derecognized when the investments mature or are sold, and substantially all the risks and rewards of ownership have been transferred. A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expired. Gains and losses on derecognition are recognized within finance income or other income and finance costs, respectively.
r)Provisions for close down and restoration and for environmental clean-up costs
Close down and restoration costs include dismantling and demolition of infrastructure, the removal of residual materials and remediation of disturbed areas. Estimated close down and restoration costs are provided for in the accounting period when the obligation arising from the related disturbance occurs, based on the net present value of estimated future costs. The cost estimates are updated during the life of the operation to reflect known development, e.g. revisions to cost estimates and to the estimated lives of the operations, and are subject to formal reviews at regular intervals.
The initial closure provision together with changes resulting from changes in estimated cash flows or discount rates are adjusted within mineral properties. These costs are then depreciated over the life of the asset to which they relate, typically using the units-of-production method. The accretion or unwinding of the discount applied in establishing the net present value of provisions is charged to the consolidated statement of income as a financing expense.
s)Leases
Leases which transfer substantially all of the benefits and risks incidental to the ownership of property are accounted for as finance leases. Finance leases are capitalized at the lease commencement at the lower of the fair market value of the leased property and the net present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charge. The property, plant and equipment acquired under finance leases are depreciated over the shorter of the asset’s useful life and the lease term.
All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.
t)Change in accounting policies and restatement of comparatives
(i)   Change in accounting policies
We have elected to change our accounting policy with respect to exploration and evaluation expenditures, consistent with IFRS 6, Exploration for and Evaluation of Mineral Resources and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, in order to enhance the relevance and reliability to the decision-making needs of the users of our financial statements. In prior periods, our policy was to capitalize exploration and evaluation expenditures on properties that we have the legal rights to explore, until commercially viable. We have now elected to expense all exploration and evaluation expenses until such time that we believe that further expenditures will provide probable future economic benefit. Our policy is disclosed in note 2(i).

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2014 and 2013 and January 1, 2013
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)
This change in accounting policy requires full retrospective application. IAS 1, Presentation of Financial Statements also requires that a third statement of financial position be presented as at the beginning of the prior period. As at January 1, 2013 and December 31, 2013, the following adjustments were recorded to the consolidated statements of financial position:

		Adjustment for change in accounting policy
At January 1, 2013	As previously reported (1)	Exploration and evaluation	As currently reported
	$	$	$
Property, plant and equipment	580,649	(150,116)	430,533
Deferred income tax liabilities	(19,373)	1,595	(17,778)
Net increase (decrease) in shareholders' equity		(148,521)

(1)
Effective January 1, 2013, we adopted IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine (as outlined in note 2(i)(iii)), and therefore restated the originally presented consolidated statement of financial position.

		Adjustments for change in accounting policy
At December 31, 2013	As previously reported	Exploration and evaluation	As currently reported
	$	$	$
Asset held for sale	13,140	(6,734)	6,406
Property, plant and equipment	400,409	(151,772)	248,637
Deferred income tax liabilities	(24,736)	5,707	(19,029)
Net (decrease) in shareholders' equity		(152,799)

For the year ended December 31, 2013, the following adjustments were recorded to the consolidated statements of loss:

		Adjustments for change in accounting policy
Year ended December 31, 2013	As previously reported	Exploration and evaluation	As currently reported
	$	$	$
Exploration, evaluation and reclamation (expenses)	(4,018)	(19,439)	(23,457)
Gain on sale of mineral property	64,566	3,255	67,821
Other (expense) income	(22,574)	7,053	(15,521)
Income tax (expense)	(15,433)	4,112	(11,321)
(Decrease) in net income		(5,019)

Weighted average shares outstanding (thousands)
Basic	80,754	80,754	80,754
Diluted	80,754	80,754	80,754

(Decrease) in earnings per share
Basic	($2.79)	($0.06)	($2.85)
Diluted	($2.79)	($0.06)	($2.85)

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2014 and 2013 and January 1, 2013
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)
As at December 31, 2014, the change in accounting policy had the following impact on the consolidated statements of financial position:

		Effect of change in accounting policy
At December 31, 2014	Under previous accounting policy	Exploration and evaluation	As currently reported
	$	$	$
Property, plant and equipment	600,929	(161,855)	439,074
Deferred income tax liabilities	(34,500)	5,450	(29,050)
Net (decrease) in shareholders' equity		(156,405)

For the year ended December 31, 2014, the change in accounting policy had the following impact on the consolidated statements of loss:

		Effect of change in accounting policy
Year ended December 31, 2014	Under previous accounting policy	Exploration and evaluation	As currently reported
	$	$	$
Exploration, evaluation and reclamation (expenses)	(9,646)	(11,544)	(21,190)
Gain on sale of mineral property	9,214	6,699	15,913
Other (expense) income	(14,902)	1,461	(13,441)
Income tax (expense)	(30,321)	(257)	(30,578)
(Decrease) in net income		(3,641)

Weighted average shares outstanding (thousands)
Basic	80,754	80,754	80,754
Diluted	80,754	80,754	80,754

(Decrease) in earnings per share
Basic	($1.52)	($0.05)	($1.57)
Diluted	($1.52)	($0.05)	($1.57)

As a result of our change in accounting policy, the carrying value of our Pitarrilla project was reduced from $126,985,000 to $61,811,000 at December 31, 2014. Silver prices had declined significantly in the fourth quarter of 2014 and long-term consensus estimates had similarly declined, which has resulted in the reclassification of Pitarrilla's Mineral Reserves to Mineral Resources. We concluded that this constituted an impairment indicator and undertook an assessment of the FVLCTD of the project. Using an approach of assessing comparable values of undeveloped Mineral Resources, we determined that no impairment would have been required had we not changed our accounting policy.

The reduction in the carrying value of our Pitarrilla project, as a result of our change in accounting policy, also caused the project's assets to fall below 10% of our total assets for all periods disclosed, and therefore, it is no longer an individual reporting segment. It is included within the exploration and evaluation properties segment for all periods disclosed in note 23.
(ii)  Statement of cash flows presentation
We have changed the presentation of VAT recovered (paid) on the statements of cash flows from investing activities to operating activities to better reflect the nature of the activities.

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2014 and 2013 and January 1, 2013
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)
(iii) Adopted IFRS pronoucements
The following new and amended IFRS pronouncements were adopted during 2014:

Levies imposed by governments
International Financial Reporting Interpretations Committee's ("IFRIC") Interpretation 21, Levies (“IFRIC 21”), an interpretation of IAS 37, Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments, was effective for annual periods beginning on January 1, 2014. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (“obligating event”). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. This did not have any material impact on our current accounting for levies imposed by governments.

Impairment of assets
IAS 36, Impairment of assets, was amended to clarify disclosure requirements when a recoverable amount is determined based on FVLCTD. The amendment was effective for annual periods beginning on January 1, 2014 and we have adopted the amendment in note 10, which did not have a significant impact to the disclosure.
u)Significant accounting judgments and estimates
The preparation of financial statements in conformity with IFRS requires the use of judgments and/or estimates that affect the amounts reported and disclosed in the consolidated financial statements and related notes. These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the financial statements. Information about such judgments and estimation is contained in the accounting policies and/or notes to the consolidated financial statements, and the key areas are summarized below.
Areas of judgment that have the most significant effect on the amounts recognized in the consolidated financial statements are:

▪	Review of asset carrying values and impairment assessment;

▪	Mineral Reserves and Mineral Resources estimates;

▪	Determination of deferred stripping activities;

▪	Determination of useful lives of property, plant and equipment;

▪	Valuation of inventory;

▪	Close down and restoration provision;

▪	Deferred tax assets and liabilities;

▪	Functional currency;

▪	Contingencies; and

▪	Assessment of fair value of assets acquired in a business combination.
Key sources of estimation uncertainty that have the most significant effect on the amounts recognized in the consolidated financial statements are:

▪	Review of asset carrying values and impairment assessment;

▪	Mineral Reserves and Mineral Resources estimates;

▪	Valuation of inventory;

▪	Close down and restoration provision;

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2014 and 2013 and January 1, 2013
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

▪	Determination of the fair values of share-based compensation;

▪	Valuation of financial instruments;

▪	Deferred tax assets and liabilities;

▪	Contingencies;

▪	Valuation of deferred consideration; and

▪	Assessment of fair value of assets acquired in a business combination.
Each of these judgments and estimates is considered in more detail below.
Review of asset carrying values and impairment assessment
Non-current assets
In accordance with our accounting policy (note 2(l)), each asset or CGU is evaluated every reporting period to determine whether there are any indicators of impairment. If any such indicators exist, which is often judgment-based, a formal estimate of recoverable amount is performed and an impairment charge is recognized to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or CGU of assets is measured at the higher of FVLCTD or VIU.

The evaluation of asset carrying values for indications of impairment includes consideration of both external and internal sources of information, including such factors as market and economic conditions, metal prices and forecasts, production budgets and forecasts, and life-of-mine estimates.

The determination of FVLCTD and VIU requires management to make estimates and assumptions about expected production, sales volumes, commodity prices, discount rates, Mineral Reserves, operating costs, taxes, close down and restoration costs and future capital expenditures. The estimates and assumptions are subject to risk and uncertainty; hence, there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reversed with the impact recorded in the consolidated statements of loss.

Financial instruments
At each reporting date, we conduct a review of our marketable securities and other financial instruments to determine whether there are any indications of impairment. This determination requires significant judgment. In making this judgment, we evaluate, among other factors, the duration and extent to which the fair value of an investment is less than its carrying value; and the financial health of and business outlook for the investee, including factors such as industry and sector performance, and operational and financing cash flow.
If the declines in fair value below carrying value are considered significant or prolonged, we will recognize a loss, being the transfer of the accumulated fair value adjustments recognized in other comprehensive income on the impaired available-for-sale financial assets to the consolidated statements of loss.
Mineral Reserves and Mineral Resources estimates We estimate Mineral Reserves and Mineral Resources based on information prepared by qualified persons as defined by NI 43-101. Mineral Reserves are used in the calculation of depreciation, amortization and impairment charges, for forecasting the timing of the payment of close down and restoration costs, and future taxes. In assessing the life of a mine for accounting purposes, Mineral Resources are only taken into account where there is a high degree of confidence of economic extraction. There are numerous uncertainties inherent in estimating Mineral Reserves, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of Mineral Reserves and may, ultimately, result in Mineral Reserves estimates being revised. Such changes in Mineral Reserves could impact on depreciation and amortization rates, asset carrying values and the provision for close down and restoration.

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2014 and 2013 and January 1, 2013
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)
Determination of deferred stripping activities We determine whether stripping costs incurred during the production phase of a surface mining operation provide improved access to a component of an ore body that will be mined in a future period, and whether the costs can be reliably measured. We have to apply judgment when identifying components of the mine over which stripping costs are capitalized, in estimating the average stripping ratio for each component, and in using judgment to determine the period over which the SAA is amortized.

Determination of useful lives of property, plant and equipment We use the units-of-production method to depreciate mineral property expenditures, whereby depreciation is calculated using the quantity (either tonnes or ounces) of ore extracted from the mine in the period as a percentage of the total quantity of ore expected to be extracted in current and future periods based on Mineral Reserves. As noted above, there are numerous uncertainties inherent in estimating Mineral Reserves. Other assets are depreciated using the straight-line method, which includes significant management judgment to determine useful lives and residual values.
The carrying amounts of our mineral properties are depleted based on recoverable ounces contained in Proven and Probable Mineral Reserves. Changes to estimates of recoverable ounces and depletable costs including changes resulting from revisions to our mine plans and changes in metal price forecasts can result in a change to future depletion rates.
Valuation of inventory
Stockpiled ore and finished goods
Stockpiled ore and finished goods are valued at the lower of average cost and NRV. NRV is calculated as the estimated price at the time of sale based on prevailing and forecast metal prices less estimated future production costs to convert the inventory into saleable form and associated selling costs. The determination of forecast sales price, production and selling costs requires significant assumptions that may impact the stated value of our inventory.
Leach pad inventory
In determining the value of the leach pad, we make estimates of quantities and grades of ore stacked on leach pads and in-process, and the recoverable gold in this material to determine the total inventory. Changes in these estimates can result in a change in carrying amounts of inventory, as well as cost of sales.
Close down and restoration provision Close down and restoration costs are a consequence of exploration activities and mining, and the majority of close down and restoration costs are incurred near the end of the life of a mine. Our accounting policy requires the recognition of such provisions when the obligation occurs. The initial provisions are periodically reviewed during the life of the operation to reflect known developments, e.g. updated cost estimates and revisions to the estimated lives of operations. Although the ultimate cost to be incurred is uncertain, we estimate our costs based on studies using current restoration standards and techniques. The initial closure provisions together with changes, other than those arising from the discount applied in establishing the net present value of the provision, are capitalized within property plant and equipment and depreciated over the lives of the assets to which they relate.
The ultimate magnitude of these costs is uncertain, and cost estimates can vary in response to many factors including changes to the relevant legal requirements, the emergence of new restoration techniques or experience at other mine sites, local inflation rates and exchange rates when liabilities are anticipated to be settled in a currency other than the United States dollar. The expected timing of expenditure can also change, for example, in response to changes in Mineral Reserves, production rates or economic conditions. As a result there could be significant adjustments to the provision for close down and restoration, which would affect future financial results.
Determination of the fair value of share-based compensation The fair value of share options and other forms of share-based compensation granted is computed to determine the relevant charge to the consolidated statement of income. In order to compute this fair value, we use option pricing models that require management to make various estimates and assumptions in relation to the expected life of the awards, volatility, risk-free interest rates, and forfeiture rates.

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2014 and 2013 and January 1, 2013
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)
Valuation of financial instruments We are required to determine the valuation of our convertible notes (at inception), and the embedded derivatives within sales contracts. The convertible notes valuation required discounted cash flow analysis that involved various estimates and assumptions, whilst the valuation of the accounts receivable derivatives requires estimates of settlement dates and relies on market-based forward metal prices at those settlement dates.
Deferred tax assets and liabilities The determination of our tax expense for the period and deferred tax assets and liabilities involves significant estimation and judgment by management. In determining these amounts, we interpret tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of deferred tax assets and liabilities. We also make estimates of future earnings which affect the extent to which potential future tax benefits may be used. We are subject to assessments by various taxation authorities, which may interpret legislation differently. These differences may affect the final amount or the timing of the payment of taxes. We provide for such differences where known based on our best estimate of the probable outcome of these matters.
Functional currency The determination of a subsidiary’s functional currency often requires significant judgment where the primary economic environment in which the subsidiary operates may not be clear. This can have a significant impact on our consolidated results based on the foreign currency translation methods described in note 2(e).
Contingencies Contingencies can be either possible assets or liabilities arising from past events which, by their nature, will only be resolved when one or more future events not wholly within our control occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. In assessing loss contingencies related to legal, tax or regulatory proceedings that are pending against us or unasserted claims, that may result in such proceedings or regulatory or government actions that may negatively impact our business or operations, we evaluate with our legal counsel the perceived merits of any legal, tax or regulatory proceedings, unasserted claims or actions. Also evaluated are the perceived merits of the nature and amount of relief sought or expected to be sought, when determining the amount, if any, to recognize as a contingent liability or assessing the impact on the carrying value of assets. Contingent assets or liabilities are not recognized in the consolidated financial statements. In January 2015, we received a re-assessment from the Canada Revenue Agency ("CRA") for an amount of C$41,400,000. We have not provided for this amount as further described in note 11.
Deferred consideration In February 2014, we completed the sale of our 100% interest in the Challacollo project (note 9) of which a portion of sale consideration is deferred. The deferred consideration is dependent on various uncertain events and assumptions, including estimation of the year in which commercial production may be reached, the share price of Mandalay Resources Corporation ("Mandalay") for the deferred shares, and the price of silver for the deferred silver bullion. The fair value of the deferred consideration is determined by considering various scenarios of discounting the expected cash flows using a risk-adjusted discount rate and applying probability aspects to the cash flows.
Assessment of fair value of assets acquired in a business combination Judgment is required to determine whether we acquired a business under the definition of IFRS 3, Business combinations ("IFRS 3"), and also the acquisition date when we obtained control over the business, which was the date that consideration is transferred and when we assumed the assets and liabilities.
Business combinations are accounted for using the acquisition method whereby identifiable assets acquired and liabilities assumed, including contingent liabilities, are recorded at their fair values at the date of acquisition. The valuation of certain assets and liabilities requires significant management estimates and judgment. The value of the leach pad inventory requires an estimation of recoverable ounces, production profile, future metal prices and costs to complete the production process. Property, plant and equipment requires judgment over the appropriate fair value methodology to appraise the assets and various assumptions around estimated useful lives and current replacement costs. The mineral property valuation is based upon estimates of Mineral Reserves and Mineral Resources used in our life of mine plan, as well as estimates of future metal prices, production, operating and capital costs, and economic assumptions around inflation rates and discount rates.

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2014 and 2013 and January 1, 2013
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)
v)Future accounting changes
A number of new standards and amendments to standards and interpretations have been issued but are not yet effective. None of these is expected to have a significant effect on our consolidated financial statements, except the following set out below:
Operating segments
IFRS 8, Operating segments was amended to require disclosure of the judgments made by management in aggregating operating segments, including a description of the segments which have been aggregated and the economic indicators which have been assessed in determining that the aggregated segments share similar economic characteristics. The amendment is effective for annual periods commencing on or after July 1, 2014.

Revenue from contracts with customers
The IASB has replaced IAS 18, Revenue in its entirety with IFRS 15 - Revenue from contracts with customers (“IFRS 15”) which is intended to establish a new control-based revenue recognition model and change the basis for deciding whether revenue is to be recognized over time or at a point in time. IFRS 15 is effective for annual periods commencing on or after January 1, 2017. We are currently evaluating the impact the standard is expected to have on our consolidated financial statements.

IFRS 9, Financial Instruments: Classification and Measurement ("IFRS 9")
IFRS 9 as issued, reflects the first phase of the IASB’s work on the replacement of IAS 39 Financial Instruments: Recognition and Measurement ("IAS 39") and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. The standard was initially effective for annual periods beginning on or after January 1, 2013, but the complete version of IFRS 9, issued in July 2014, moved the mandatory effective date to January 1, 2018.

In subsequent phases, the IASB will address hedge accounting and impairment of financial assets. We will quantify the effect in conjunction with the other phases, when the final standard, including all phases, is issued.

Amendments
Amendments to standards and interpretations include the following:

IFRS 7, Financial instruments: Disclosure ("IFRS 7"): IFRS 7 was amended to require additional disclosures on transition from IAS 39 to IFRS 9. IFRS 7 is effective on adoption of IFRS 9, which is effective for annual periods commencing on or after January 1, 2018.

There are no other IFRS or IFRIC interpretations that are not yet effective that would be expected to have a material impact on our consolidated financial statements.

3.	PURCHASE OF MARIGOLD MINE

On April 4, 2014, we completed the acquisition of a 100% interest in the Marigold mine, an open pit operating gold mine in Nevada, U.S., from subsidiaries of Goldcorp Inc. and Barrick Gold Corporation for a purchase price of $267,732,000 after post-closing adjustments. The purchase price was paid in cash from our existing cash on hand.

The acquisition is a business combination and has been accounted for in accordance with the measurement and recognition provisions of IFRS 3. IFRS 3 requires that the purchase consideration be allocated to the assets acquired and liabilities assumed in a business combination based upon their estimated fair values at the date of acquisition.

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2014 and 2013 and January 1, 2013
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

3.	PURCHASE OF MARIGOLD MINE (Cont'd)

The purchase price has been allocated to the underlying assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition. Fair values were determined based on third party appraisals, discounted cash flow models, and quoted market prices, as deemed appropriate. Acquisition costs, in the form of advisory, legal and other professional fees, which were associated with the transaction to acquire Marigold were expensed as incurred during the year in the amount of $5,395,000.

The following table shows the allocation of the purchase price to assets acquired and liabilities assumed, based on estimates of fair value, including a summary of major classes of consideration transferred, and the recognized amounts of assets acquired and liabilities assumed at the acquisition date:

$
Purchase consideration	275,000
Working capital adjustment	(7,268)
Consideration	267,732

Trade receivables and other assets	5,162
Inventory	76,104
Mineral properties	50,823
Plant and equipment	157,880
Assets under construction	9,561
Trade and other payables	(17,067)
Close-down and restoration provision	(14,731)
Net identifiable assets acquired	267,732

Had the Marigold mine been consolidated from January 1, 2014, our consolidated revenue for 2014 would have been approximately $345,758,000 and our consolidated net loss for 2014 would have been $126,124,000.

4.	CASH AND CASH EQUIVALENTS

	December 31, 2014	December 31, 2013	January 1, 2013
	$	$	$
Cash balances	184,371	342,201	183,636
Short-term investments	272	73,456	183,311
	184,643	415,657	366,947

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2014 and 2013 and January 1, 2013
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

5.	TRADE RECEIVABLES AND OTHER ASSETS

	December 31, 2014	December 31, 2013	January 1, 2013
	$	$	$
Trade receivables	26,529	43,516	40,947
Tax receivables	5,389	13,969	2,632
Value added tax receivables (note 12)	8,054	5,915	32,796
Prepayments and deposits	6,068	4,853	6,967
Other receivables	3,784	994	112
	49,824	69,247	83,454

We expect full recovery of the trade receivables amounts outstanding and, therefore, no allowance has been recorded against these receivables. No trade receivables are past due and all are expected to be settled within twelve months.

Credit risk is further discussed in note 25(b). We do not hold any collateral for any receivable amounts outstanding at December 31, 2014, December 31, 2013, or January 1, 2013.

6.	MARKETABLE SECURITIES

The movement in marketable securities during the years ended December 31, 2014 and 2013 are comprised of the following:

	December 31, 2014	December 31, 2013
	$	$
Balance, beginning of period	129,267	34,733
Additions (note 9(a) and (b))	9,188	170,395
Disposals at fair value	(37,322)	(788)
Fair value adjustments through profit and loss	(10,060)	(12,099)
Fair value adjustments through OCI	22,699	(54,964)
Foreign exchange adjustments	(8,987)	(8,010)
Balance, end of period	104,785	129,267

On May 10, 2013, we determined that we no longer held significant influence over Pretium Resources Inc. ("Pretium") following changes in the composition of the Board of Directors of Pretium and our shareholding percentage; therefore, equity accounting for our investment in Pretium was no longer applicable. This resulted in the derecognition of the carrying value of our investment in associate and the recognition of our shareholding at fair value as an available-for-sale financial asset. The fair value of the shares upon initial recognition was $144,777,000. The difference between the carrying value of the investment and the fair value of the shares was recorded in the consolidated statement of loss, resulting in a gain of $21,959,000 and a corresponding foreign exchange gain of $2,497,000. Subsequent changes in fair value after May 10, 2013 are recognized in other comprehensive income.

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2014 and 2013 and January 1, 2013
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

7.	OTHER FINANCIAL ASSETS

	December 31, 2014		December 31, 2013		January 1, 2013
	Current	Non-current	Current	Non-current	Current	Non-current
	$	$	$	$	$	$
Financial assets:
Restricted cash (1)	—	19,604	—	1,983	—	1,847
Deferred consideration (note 9(a) and (b))	19,443	1,954	10,000	17,864	—	—
	19,443	21,558	10,000	19,847	—	1,847

(1)	We have cash and security deposits in relation to our close down and restoration provisions of $12,104,000 and Argentine peso loan facility of $7,500,000 (note 15).

8.	INVENTORY

	December 31, 2014	December 31, 2013	January 1, 2013
	$	$	$
Current:
Finished goods	25,221	16,181	28,748
Stockpiled ore	17,896	18,918	26,318
Leach pad inventory	56,250	—	—
Materials and supplies	29,861	15,793	19,180
	129,228	50,892	74,246
Non-current inventory (1)	4,326	8,318	5,558
	133,554	59,210	79,804

(1)
From time to time, we hold stockpiled ore and supplies that are expected to be used after one year, both of which are classified as non-current inventory. Non-current inventory consisted of stockpiled ore of $Nil (December 31, 2013 - $4,253,000; January 1, 2013 - $5,558,000) and materials and supplies of $4,326,000 (December 31, 2013 - $4,065,000; January 1, 2013 - $Nil).

As of December 31, 2014, it was determined that low grade stockpiles would not be processed given prevailing silver prices and were therefore written off. This resulted in a charge to cost of sales of $11,262,000 (note 19).

During the year ended December 31, 2013, we wrote-down stockpiled ore to its NRV, recording a charge of $12,193,000. The cost of inventory held at NRV at December 31, 2014 was $Nil (December 31, 2013 - $3,656,000; January 1, 2013 - $4,810,000).

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2014 and 2013 and January 1, 2013
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

9.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment comprise the following:

	December 31, 2014
	Plant and equipment (restated note 2(t))	Assets under construction	Mineral properties (restated note 2(t))	Exploration and evaluation assets (restated note 2(t))	Total
Cost
Balance, January 1, 2014	288,701	10,337	34,160	60,076	393,274
Additions	3,126	20,493	43,487	4,283	71,389
Acquisition of Marigold (note 3)	157,880	9,561	50,823	—	218,264
Disposals	(7,860)	—	—	—	(7,860)
Costs written off	—	—	—	(145)	(145)
Change in estimate of close down and restoration provision	—	—	7,222	27	7,249
Impairment charges (note 10)	(22,835)	—	(17,415)	—	(40,250)
Transfers	20,403	(20,403)	—	—	—
Balance, end of period	439,415	19,988	118,277	64,241	641,921

Accumulated depreciation
Balance, January 1, 2014	(119,553)	—	(25,084)	—	(144,637)
Charge for the year	(48,828)	—	(13,517)	—	(62,345)
Disposals	4,135	—	—	—	4,135
Balance, end of period	(164,246)	—	(38,601)	—	(202,847)

Net book value at December 31, 2014	275,169	19,988	79,676	64,241	439,074

	December 31, 2013
	Plant and equipment (restated note 2(t))	Assets under construction	Mineral properties (restated note 2(t))	Exploration and evaluation assets (restated note 2(t))	Total
Cost
Balance, January 1, 2013	323,278	18,791	141,092	57,140	540,301
Additions	1,553	28,085	27,188	5,313	62,139
Disposals and reclassifications (1)	(5,288)	—	—	(2,274)	(7,562)
Costs written off	—	—	—	(102)	(102)
Change in estimate of close down and restoration provision	—	—	939	(1)	938
Impairment charges (note 10)	(67,381)	—	(135,059)	—	(202,440)
Transfers	36,539	(36,539)	—	—	—
Balance, end of period	288,701	10,337	34,160	60,076	393,274

Accumulated depreciation
Balance, January 1, 2013	(90,792)	—	(18,976)	—	(109,768)
Charge for the year	(31,921)	—	(6,108)	—	(38,029)
Disposals	3,160	—	—	—	3,160
Balance, end of period	(119,553)	—	(25,084)	—	(144,637)

Net book value at January 1, 2013	232,486	18,791	122,116	57,140	430,533

Net book value at December 31, 2013	169,148	10,337	9,076	60,076	248,637

(1)
On December 19, 2013, we entered into an agreement to sell our 100% interest in the Challacollo project in Chile (note 9(a)). As such, the project was classified as held for sale at December 31, 2013 and removed from exploration and evaluation assets.

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2014 and 2013 and January 1, 2013
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

9.	PROPERTY, PLANT AND EQUIPMENT (Cont'd)

No items of property, plant and equipment have been pledged as security for liabilities.

(a)	Challacollo agreement

On February 6, 2014, we completed the sale of our 100% interest in the Challacollo project located in Chile to Mandalay. Under the terms of the agreement, the total aggregate consideration was comprised of $7,500,000 in cash, 12,000,000 common shares of Mandalay with a fair value of $9,188,000 at closing, deferred consideration of 5,000,000 common of shares of Mandalay issued at the end of the first quarter in which commercial production has commenced, and cash equivalent of 240,000 ounces of silver paid in eight quarterly installments (based on the average quarterly silver price) beginning the quarter immediately following the quarter in which commercial production has commenced. In addition, we received a 2% net smelter return ("NSR") royalty on silver sales in excess of 36 million ounces, up to a maximum of $5,000,000 from the project. The fair value of consideration received was $18,644,000 and we recorded a gain on the sale of this mineral property of $15,913,000 before tax expense of $1,351,000. The deferred consideration is secured against the Challacollo mineral claims and the shares of the entity holding the Challacollo project.

During 2014, we sold all of the Mandalay shares received for proceeds of $9,279,000, recognizing a loss on disposal of $112,000.

(b)	Sale of San Agustin

On December 30, 2013, we completed the sale of our 100% interest in the San Agustin project located in Mexico to Argonaut Gold Inc. ("Argonaut"). Under the terms of the agreement, we receive cash payments of $45,000,000 (of which $15,000,000 was received upon closing, $10,000,000 was received on May 5, 2014 and $20,000,000 is to be received on May 5, 2015), and 5,111,439 common shares of Argonaut with a fair value of $25,420,000 at closing. We also reserve the right to a 2% NSR royalty on sulphide ores processed from the project. After discounting the non-current cash payment, the total consideration was valued at $68,284,000 and we recorded, in 2013, a gain on the sale of this mineral property of $67,821,000 (restated note 2(t)) before tax expense of $16,264,000. We also paid VAT of $6,467,000 and received a corresponding cash amount from Argonaut. The deferred consideration is secured against the San Agustin mineral claims and technical information.

During 2014, we sold 3,630,000 shares of Argonaut under a hedging arrangement for proceeds of $16,789,000, recognizing a loss on disposal of $3,825,000 and gain on derivatives of $2,788,000.

10.	IMPAIRMENT OF NON-CURRENT ASSETS

During the years ended December 31, 2014 and December 31, 2013, the book value of our net assets has exceeded our market capitalization, which was an indicator of potential impairment of the carrying value of our long-lived assets. In addition, metal prices have been volatile and silver has experienced a significant decline overall through this period. In 2014, silver prices were consistent until September 1 but thereafter declined significantly from $19.49/oz to $15.97/oz at December 31, 2014. There was a similar trend from the beginning of 2013 to the second quarter of 2013, as silver prices declined significantly from $30.87/oz to approximately $18.86/oz. As a result, at both December 31, 2014 and June 30, 2013, we assessed the recoverable amount of the Pirquitas mine, which has been identified as a CGU.

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2014 and 2013 and January 1, 2013
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

10.	IMPAIRMENT OF NON-CURRENT ASSETS (Cont'd)

Impairment testing on the Pirquitas mine

In both impairment assessments, the recoverable amount of the Pirquitas mine was determined to be the FVLCTD, which is based upon the CGU's estimated future after-tax cash flows. The after-tax cash flows were determined based on life-of-mine (“LOM”) after-tax cash flow projections, which incorporate our estimates of forecast metal prices, production based on current estimates of recoverable Mineral Reserves and Mineral Resources, exploration potential, future operating costs and capital expenditures, inflation, and long-term foreign exchange rates. Metal prices included in the cash flow projections were based on market consensus forecasts. Projected cash flows are discounted using an estimated weighted average cost of capital of a market participant adjusted for asset specific risks. Management's estimate of the FVLCTD is classified as level 3 in the fair value hierarchy (note 24).

Significant assumptions and impact

Pricing
For the December 31, 2014 ("Q4 2014") and June 30, 2013 ("Q2 2013") impairment assessments, the real silver metal price assumptions were as follows:

Silver price assumptions	2015	2016	2017
Q4 2014	$17.50	$18.50	$19.00

Silver price assumptions	H2 2013	2014	2015	2016	2017	Long-term price
Q2 2013	$22.99	$21.92	$22.58	$22.68	$21.95	$20.70

Inflation and foreign exchange
Argentina's current inflationary environment continues to be elevated with the Argentine peso experiencing significant devaluation. A key assumption in the Pirquitas mine's current LOM after-tax cash flow projections is that total operating costs increased by inflation would be largely offset by a devaluation of the Argentine peso. Should this assumption regarding the future macroeconomic situation in Argentina change, and sustained inflation continue, without a commensurate change in the foreign exchange rate, the estimated recoverable amount could be adversely impacted.
Discount rate
The pre-tax discount rate adjusted for asset specific risks used for the Q4 2014 impairment assessment was 10% (Q2 2013 - 10%).
At Q4 2014, the recoverable amount of $180,007,000 (Q2 2013 - $219,947,000) was lower than the carrying value of the CGU and therefore we recorded an impairment charge of $40,250,000 (Q2 2013 - $202,440,000) before tax, ($40,250,000 net of tax (Q2 2013 - $196,904,000)) against the carrying value of the Pirquitas mine and its plant and equipment.

Impairment testing on exploration and evaluation assets

Due to the aforementioned decline in silver prices, we re-assessed our core projects which resulted in the reclassification of Pitarrilla's Mineral Reserves to Mineral Resources. We concluded that this constituted an impairment indicator and undertook an assessment of the FVLCTD of the project. We completed an impairment assessment using an approach of assessing comparable values of undeveloped Mineral Resources. Our conclusion was that the FVLCTD exceeded the carrying value of approximately $0.06 per equivalent ounce of silver Mineral Resource, so no impairment charge was required (see note 2(t) for an assessment of the impact that the change in accounting policy had on our impairment assessment).

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2014 and 2013 and January 1, 2013
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

11.	CURRENT AND DEFERRED INCOME TAX

Income tax expense (recovery) differs from the amount that would be computed by applying the Canadian statutory rate of 26% (2013: 25.75%) to income (loss) before income taxes. The reasons for the differences are as follows:

Years ended December 31	2014	2013
		(restated note 2(t))
	$	$
(Loss) before taxes	(95,815)	(218,695)
Statutory tax rate	26.00%	25.75%
Expected income tax (recovery)	(24,912)	(56,314)

Increase (decrease) resulting from:
Permanent differences	(9,490)	2,811
Foreign exchange	(9,729)	2,332
Differences in foreign and future tax rates	(7,170)	(22,737)
Differences in Canadian tax rates on capital items	3,213	(1,977)
Mining & overseas withholding tax	11,650	1,941
Adjustments in respect of prior years	508	3,570
Movement in deferred tax not recognized
Movement in year	8,102	83,271
Additional movement in deferred tax not recognized due to reorganization	59,525	—
Other	(1,119)	(1,576)
Total income tax expense	30,578	11,321

Current tax expense	10,631	16,948
Deferred tax expense (recovery)	19,947	(5,627)
Total income tax expense	30,578	11,321

The applicable tax rate in Canada for the year ended December 31, 2014 was 26%, which reflects the legislated provincial tax rate increased from 25.0% to 26.0% on April 1, 2013.

Impairment of Pirquitas of $51,512,000 (including $40,250,000 relating to write-down of property, plant and equipment and $11,262,000 of write-off of inventory) gave rise to an increased deductible temporary difference with respect to Argentina assets of $51,512,000. However, any resulting deferred income tax asset was unrecognized according to IAS 12, Income Taxes, as the entity does not have evidence to prove that it will have taxable profit to utilize the deferred tax assets or any deferred tax liabilities required to be offset by the deferred tax assets in the foreseeable future.

During the year we completed a reorganization of the US entity that holds our Pirquitas mine through an Argentine branch. As a result of this reorganization this US entity will no longer be subject to US income tax. Consequently, the current year deferred tax balances relating to Pirquitas arise from the Argentine branch itself, whereas the comparative 2013 deferred tax balances relate to the US entity. Accordingly, the previously recognized deferred tax asset comprised of the foreign tax credit ($12,040,000 arising from Argentine withholding tax paid on interest in 2013) has been derecognized. The reorganization has resulted in a reduction to the unrecognized deferred tax asset relating to Pirquitas of $47,485,000. Accordingly, the total movement in the unrecognized deferred tax assets relating to the reorganization of the US entity is equal to $59,525,000. Argentine withholding tax paid on interest results in current tax expense of $5,250,000 for 2014.

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2014 and 2013 and January 1, 2013
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

11.	CURRENT AND DEFERRED INCOME TAX (Cont'd)

In the normal course of business we are subject to assessment by taxation authorities in various jurisdictions. These authorities may have different interpretations of tax legislation or tax agreements than those applied by us in computing current and future income taxes. These different interpretations may alter the timing or amounts of taxable income or deductions. The final amounts of taxes to be paid or recovered depends on a number of factors including the outcome of audits, appeals and negotiation. We provide for potential differences in interpretation based a best estimate of the probable outcome of these matters. Changes in these estimates could result in material adjustments to our current and future income taxes.

The tax effected items that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities for the years ended December 31, 2014 and 2013 are presented below:

				Balance as at December 31, 2014
	Net balance at January 1, 2014 (restated note 2(t))	Recognized in statement of loss	Recognized in OCI	Net	Deferred tax assets	Deferred tax liabilities
	$	$	$	$	$	$
Marketable securities	(10,767)	2,145	(2,115)	(10,737)	—	(10,737)
Inventory	1,114	(3,075)	—	(1,961)	786	(2,747)
Property, plant and equipment	(61,937)	7,066	—	(54,871)	—	(54,871)
Close down and restoration provision	4,143	(257)	—	3,886	8,790	(4,904)
Convertible notes	(9,431)	1,185	—	(8,246)	—	(8,246)
Carry forward tax loss and tax credits	60,010	(24,890)	—	35,120	35,120	—
Mining and foreign withholding tax	7,097	(16,824)	—	(9,727)	—	(9,727)
Other	2,783	14,702	—	17,485	17,485	—
Net deferred tax (liabilities) assets before set-off	(6,988)	(19,948)	(2,115)	(29,051)	62,181	(91,232)
Set-off tax	—	—	—	—	(62,181)	62,181
Net deferred tax (liabilities)	(6,988)	(19,948)	(2,115)	(29,051)	—	(29,051)

					Balance as at December 31, 2013 (restated note 2(t))
	Net balance at January 1, 2013 (restated note 2(t))	Recognized in statement of loss (restated note 2(t))	Recognized in OCI	Recognized in equity	Net	Deferred tax assets	Deferred tax liabilities
	$	$	$	$	$	$	$
Marketable securities	(15,800)	(2,446)	7,479	—	(10,767)	—	(10,767)
Inventory	9,410	(8,296)	—	—	1,114	1,114	—
Property, plant and equipment	(51,110)	(10,827)	—	—	(61,937)	1,214	(63,151)
Close down and restoration provision	12,780	(8,637)	—	—	4,143	4,143	—
Convertible notes	—	(54)	—	(9,377)	(9,431)	—	(9,431)
Carry forward tax loss and tax credits	21,478	38,532	—	—	60,010	60,010	—
Mining and foreign withholding tax	—	7,097	—	—	7,097	12,040	(4,943)
Other	12,538	(9,742)	—	(13)	2,783	2,783	—
Net deferred tax (liabilities) assets before set-off	(10,704)	5,627	7,479	(9,390)	(6,988)	81,304	(88,292)
Set-off tax	—	—	—	—	—	(69,263)	69,263
Net deferred tax (liabilities)	(10,704)	5,627	7,479	(9,390)	(6,988)	12,041	(19,029)

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2014 and 2013 and January 1, 2013
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

11.	CURRENT AND DEFERRED INCOME TAX (Cont'd)

As at December 31, 2014, there was a deferred tax liability of $78,697,000 (December 31, 2013 - $78,218,000) for temporary differences of $262,322,000 (December 31, 2013 - $260,727,000) related to investments in subsidiaries. However, this liability was not recognized because we control the dividend policy of our subsidiaries (i.e. we control the timing of reversal of the related taxable temporary differences and we are satisfied that they will not reverse in the foreseeable future).

We recognize tax benefits on losses or other deductible amounts generated in countries where the probable criteria for the recognition of deferred tax assets has been met. Our unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consist of the following amounts:

Years ended December 31	2014	2013
		(restated note 2(t))
	$	$
Inventory	15,455	—
Property, plant and equipment	152,883	343,619
Close down and restoration provision	36,267	12,065
Carry forward tax loss and tax credits	178,094	10,500
Other items	21,290	25,605
Unrecognized deductible temporary differences	403,989	391,789

At December 31, 2014, we had the following estimated tax operating losses available to reduce future taxable income, including both losses for which deferred tax assets are utilized to offset applicable deferred tax liabilities and losses for which deferred tax assets are not recognized as listed in the table above. Losses expire at various dates and amounts between 2014 and 2033, with the exception of losses incurred in Chile which are available indefinitely.

As at December 31, 2014	$
Argentina	225,733
Mexico	88,931
Peru	168
Canada	3,868
U.S.A.	9,480

Canada Revenue Agency ("CRA") Reassessment

On January 27, 2015, we received a Notice of Reassessment ("NOR") from the CRA in the amount of approximately C$41,400,000 plus interest of C$6,580,000 related to the tax treatment of the 2010 sale of shares of our subsidiary that owned and operated the Snowfield and Brucejack projects. The CRA has asserted that the sale was on account of income and not capital, as we recorded it. Our management strongly disagrees with the CRA’s position in the reassessment and we plan on filing a Notice of Objection and, if necessary, a Notice of Appeal to the Tax Court of Canada. In order to appeal the reassessment, we are required to make a minimum payment of 50% of the reassessed amount claimed by the CRA under the NOR plus interest accrued to the date of the NOR.

Although the outcome of this matter cannot be predicted with certainty, we intend to contest the matter vigorously, and believe we will ultimately prevail based on the merits of our position. At this time we have not recognized an income tax provision for this amount. However, we will continue to evaluate our tax provisions as the matter progresses through appeals and, if necessary, the litigation process. If the CRA's position is ultimately sustained, it would have a material impact on earnings and financial resources in the period that the matter is ultimately resolved.

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2014 and 2013 and January 1, 2013
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

12.	VALUE ADDED TAX RECEIVABLE

	December 31, 2014	December 31, 2013	January 1, 2013
	$	$	$
Current (note 5)	8,054	5,915	32,796
Non-current	29,473	62,423	37,363
	37,527	68,338	70,159

Value added tax ("VAT") paid in Argentina in relation to the Pirquitas mine became recoverable under Argentina law once the mine reached the production stage and we apply to the Argentina government to recover the applicable VAT on an ongoing basis. There have, at times, been significant delays in obtaining final approvals and, therefore, the collection of VAT and the classification reflects best estimates of timing of recoveries. Despite the procedural delays, we believe that the remaining balance is fully recoverable and have not provided an allowance, as discussed further in note 25(b).

The VAT receivables balance in Argentina is denominated in Argentine peso. Accordingly, foreign currency fluctuations could materially impact the value of the VAT receivables in U.S. dollars, as discussed further in note 25(a)(ii).

13.	TRADE AND OTHER PAYABLES

Trade payables and accrued liabilities are comprised of the following items:

	December 31, 2014	December 31, 2013	January 1, 2013
	$	$	$
Trade payables	23,552	11,014	16,757
Accrued liabilities	28,909	15,204	22,753
Value added tax payable (note 9(b))	—	6,467	—
Income taxes payable	1,028	15,885	532
Accrued interest on convertible notes (note 15)	3,156	3,157	2,093
	56,645	51,727	42,135

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2014 and 2013 and January 1, 2013
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

14.	CURRENT PROVISIONS

Current provisions are comprised of the following items:

	December 31, 2014	December 31, 2013	January 1, 2013
	$	$	$
Export duties on silver concentrate (1)	56,058	48,169	35,009
Current portion of close down and restoration provision (note 16)	4,245	4,228	1,864
	60,303	52,397	36,873

(1)
We entered into a fiscal stability agreement (the “Fiscal Agreement”) with the Federal Government of Argentina in 1998 for production from the Pirquitas mine. In December 2007, the National Customs Authority of Argentina (Dirección Nacional de Aduanas) levied an export duty of approximately 10% from concentrates for projects with fiscal stability agreements pre-dating 2002 and the Federal Government has asserted that the Pirquitas mine is subject to this export duty. We have challenged the legality of the export duty applied to silver concentrates and the matter is currently under review by the Federal Court (Jujuy) in Argentina.

The Federal Court (Jujuy) granted an injunction in our favor effective September 29, 2010 that prohibited the Federal Government from withholding the 10% export duty on silver concentrates (the “Injunction”), pending the decision of the courts with respect to our challenge of the legality of the application of the export duty. The Injunction was appealed by the Federal Government but upheld by each of the Federal Court of Appeal (Salta) on December 5, 2012 and the Federal Supreme Court of Argentina on September 17, 2013. The Federal Government also appealed the refund we claimed for the export duties paid before the Injunction, as well as matters of procedure related to the uncertainty of the amount reclaimed; however, on May 3, 2013, such appeal was dismissed by the Federal Court of Appeal (Salta). In September 2014, the Federal Tax Authority in Argentina filed an application with the Federal Court (Jujuy) to lift the Injunction and require payment of the export duty and payment of applied interest charges. We filed a response to such application on October 14, 2014 and a decision is pending.

As of December 31, 2014, we have paid $6,646,000 in export duties, against which we have filed for recovery. In accordance with the Injunction, we have not been paying export duties on silver concentrates but continue to accrue export duties, with no accrual for interest charges, and have recorded a corresponding increase in cost of sales in the relevant period. The application of interest charges is uncertain, but if applied from the date each duty was levied and based on current U.S. dollar rates, is estimated to be in the range of $4.0 million to $6.5 million. The final amount of export duties and interest, if any, to be paid or refunded depends on a number of factors including the outcome of litigation. Changes in our assessment of this matter could result in material adjustments to our consolidated statement of loss.

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2014 and 2013 and January 1, 2013
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

15.	DEBT

(a)	Current debt

Current debt is comprised of the following items:

	December 31, 2014	December 31, 2013	January 1, 2013
	$	$	$
Loan facility (1)	5,922	—	—
Convertible notes	—	—	135,805
	5,922	—	135,805

(1)
During 2014, we entered into an Argentine peso-denominated loan facility of an equivalent amount of $7,500,000 at an interest rate determined at time of draw. In 2014 and at December 31, 2014, the Argentine peso equivalent of $5,922,000 had been drawn on this facility at an Argentina peso interest rate of 29.3% per annum and a maturity date of January 29, 2015, which was subsequently extended for a further six months. The facility is secured by $7,500,000 of restricted cash.

In February 2008, we sold $138,000,000 in senior convertible unsecured notes (“2008 Notes”) for net proceeds of $132,754,000 after payment of commissions and expenses related to the offering. The 2008 Notes bore an interest rate of 4.5% per annum, payable semi-annually. The 2008 Notes would have been convertible into our common shares at a fixed conversion price of approximately $43.33, subject to certain anti-dilution adjustments.

Holders of the 2008 Notes had the right to require us to repurchase all or part of their 2008 Notes at specified dates and exercised this right on March 1, 2013. The repurchase price was equal to 100% of the principal amount of the 2008 Notes being converted, plus accrued and unpaid interest to the repurchase date, which was paid in cash.

The 2008 Notes contained an embedded derivative due to the fact that if the holder had elected to exercise their conversion option, we would have the option to settle in either cash or common shares. Therefore, a derivative liability was recognized as FVTPL, and re-measured at each reporting period. As at January 1, 2013, we determined that the fair value of the derivative liability was $Nil due to the time to maturity and conversion price of $43.33, and therefore, no further gains or losses were recognized through to repurchase on March 1, 2013.

The debt portion had been designated as an ‘other financial liability’ so that it was recorded at amortized cost, net of transaction costs, and was accreted over an expected life of 5 years until March 2013 using the effective interest method. At January 1, 2013, it was classified as a current liability due to expected redemption in March 2013.

The movement in the debt portion of the 2008 Notes during 2013 comprised the following:

$
Principal	135,805
Accrued interest (note 13)	2,093
Balance, January 1, 2013	137,898
Accretion of discount	2,195
Interest accrued	1,012
Interest paid	(3,105)
Repayment of 2008 Notes	(138,000)
Balance, December 31, 2013	—

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2014 and 2013 and January 1, 2013
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

15.	DEBT (Cont'd)

(b)	Non-current debt

On January 16, 2013, we sold $265,000,000 of senior convertible unsecured notes (the "2013 Notes") for net proceeds of $256,083,000 after payment of commissions and expenses related to the offering. The 2013 Notes mature on February 1, 2033 and bear an interest rate of 2.875% per annum, payable semi-annually in arrears on February 1 and August 1 of each year. The 2013 Notes are convertible into our common shares at a fixed conversion rate, subject to certain anti-dilution adjustments. In addition, if certain fundamental changes occur to us, holders of the 2013 Notes may be entitled to an increased conversion rate. The 2013 Notes are convertible into our common shares at an initial conversion rate of 50 common shares per $1,000 principal amount of 2013 Notes converted, representing an initial conversion price of $20.00 per common share.

We may not redeem the 2013 Notes before February 1, 2018, except in the event of certain changes in Canadian tax law. At any time on or after February 1, 2018, but before February 1, 2020, we may redeem all or part of the 2013 Notes for cash, but only if the last reported sale price of our common shares for 20 or more trading days in a period of 30 consecutive trading days exceeds 130% of the conversion price. On or after February 1, 2020, we may redeem the 2013 Notes in full or in part, for cash.

Holders of the 2013 Notes have the right to require us to repurchase all or part of their 2013 Notes on February 1 of each of 2020, 2023 and 2028, or upon certain fundamental corporate changes. The repurchase price will be equal to 100% of the principal amount of the 2013 Notes being converted, plus accrued and unpaid interest to the repurchase date.

At initial recognition, the net proceeds of the 2013 Notes were bifurcated into their debt and equity components. The fair value of the debt portion of $178,358,000 was estimated using a discounted cash flow model method based on an expected life of seven years and a discount rate of 8.5%. The residual of $77,723,000 ($68,347,000 net of deferred tax) was allocated to equity. The 2013 Notes had a fair value of $185,831,000 as at December 31, 2014.

The debt portion has been designated as an 'other financial liability' and is recorded at amortized cost, net of transaction costs, and is accreted over the expected life using the effective interest method.

The movement in the debt portion of the 2013 Notes during the years ended December 31, 2014 and 2013 are comprised of the following:

	December 31, 2014	December 31, 2013
	$	$
Balance, beginning of period	190,287	—
Debt portion of net proceeds	—	178,358
Accretion of discount	10,003	8,772
Interest accrued in period	7,619	7,262
Interest paid	(7,619)	(4,105)
Balance, end of period	200,290	190,287
Accrued interest outstanding (note 13)	(3,156)	(3,157)
Non-current portion of 2013 Notes outstanding	197,134	187,130

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2014 and 2013 and January 1, 2013
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

16.	CLOSE DOWN AND RESTORATION PROVISION

	December 31, 2014	December 31, 2013
	$	$
Balance, January 1	37,201	33,086

Provision from acquisition of Marigold mine (note 3)	14,731	—
Liabilities settled during the year	(1,839)	(941)
Accretion expense	3,640	3,671
Foreign exchange gain	(113)	(29)
Revisions and new estimated cash flows	8,570	1,414

Balance, December 31	62,190	37,201

Less: current portion of close down and restoration provision in trade and other payables	(4,245)	(4,228)
Non-current close down and restoration provision	57,945	32,973

Our close down and restoration provision relates to the restoration and closure of our mining operations and exploration and evaluation assets (note 9). The provision is initially recorded at present value, and subsequently re-measured at each reporting period. During the year ended December 31, 2014, our estimate for our close down and restoration provision increased by $8,570,000 due to changes in discount rates, certain economic assumptions and cash flow estimates. In particular, the provision for Marigold was increased by $7,222,000 following the initial fair value acquired, as provisions must exclude an assessment of our own credit risk, estimates of expected cash flows were unchanged.

The provision is calculated as the present value of estimated future net cash outflows based on the following key assumptions:

▪	Discount interest rates: ranging from 2.5% to 9.9% (2013 - 8.5% to 9.9%); and

▪	Settlement of obligations expected to occur over the next 16 years.
A 1% change in the discount rate would increase or decrease the provision by approximately $2,200,000.

17.	SHARE CAPITAL AND SHARE-BASED PAYMENTS

(a)	Authorized capital
We have unlimited authorized common shares with no par value.
(b)Stock options
We have an incentive plan, approved by our shareholders, under which options to purchase common shares may be granted to directors, officers, employees and others at the discretion of the Board of Directors. The plan provides for the issuance of incentive options to acquire up to a total of 6% of our issued and outstanding common shares. The exercise price of each option is set at the date of grant and shall not be less than the closing market price of our stock on the award date. The options can be granted for a maximum term of 10 years with vesting provisions determined by the Board of Directors. Currently, the vesting periods range up to three years, and the term is seven years. New shares from treasury are issued on the exercise of stock options.

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2014 and 2013 and January 1, 2013
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

17.	SHARE CAPITAL AND SHARE-BASED PAYMENTS (Cont'd)
The changes in stock options issued during the years ended December 31, 2014 and December 31, 2013 are as follows:

Years ended December 31	2014		2013
	Number of stock options	Weighted average exercise price (C$/option)	Number of stock options	Weighted average exercise price (C$/option)

Outstanding, January 1	1,754,944	16.05	2,023,563	20.49
Granted	1,016,578	8.07	680,150	11.87
Exercised	—	—	(6,667)	(11.50)
Expired	(74,246)	(14.14)	(225,498)	(30.32)
Forfeited	(320,211)	(16.19)	(716,604)	(20.17)
Outstanding, December 31	2,377,065	12.68	1,754,944	16.05
During the year ended December 31, 2014, options granted to officers, employees, directors and other eligible persons had exercise prices ranging from C$6.48 to C$11.18 (December 31, 2013 – C$9.50 to C$12.99) and expiry dates ranging from January 1, 2021 to December 1, 2021.
As of December 31, 2014, incentive stock options constitute 2.9% (2013 – 2.2%) of issued and outstanding common capital. The aggregate intrinsic value of vested share options (market value less exercise price) at December 31, 2014 and December 31, 2013 was $Nil.
The weighted average fair value of stock options granted during the year ended December 31, 2014 and year ended December 31, 2013 were estimated to be C$3.39 and C$5.17 per stock option, respectively, at the grant date using the Black-Scholes option pricing model, using the following assumptions:

Years ended December 31	2014	2013

Forfeiture rate (%)	3.0	3.0
Dividend yield (%)	0.0	0.0
Average risk-free interest rate (%)	1.56	1.34
Expected life (years)	4.2	4.2
Volatility (%)	52.1	55.4
Option pricing models require the input of highly subjective assumptions. The expected life of the options considered such factors as the average length of time similar option grants in the past have remained outstanding prior to exercise and the vesting period of the grants. Volatility was estimated based upon historical price observations over the expected term. Changes in the subjective input assumptions can materially affect the estimated fair value of the options.
The weighted average share price, at the date of grant, of stock options granted in 2014 was C$8.00 (2013 - C$11.68).
There was no exercise of stock options in 2014. The weighted average share price at the date of the exercise of stock options in 2013 was C$13.15.

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2014 and 2013 and January 1, 2013
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

17.	SHARE CAPITAL AND SHARE-BASED PAYMENTS (Cont'd)
The following table summarizes information about stock options outstanding and exercisable at December 31, 2014:

	Stock options outstanding		Stock options exercisable
	Stock options outstanding	Weighted average remaining contractual life (years)	Stock options exercisable	Weighted average exercise price (C$/option)
Exercise prices (C$)

6.48 – 8.44	765,978	6.2	—	—
8.45 – 12.34	414,334	5.7	79,664	10.25
12.35 – 16.40	409,186	4.8	172,936	14.00
16.41 – 28.78	787,567	5.0	737,567	18.59
	2,377,065	5.5	990,167	17.11
(c)Deferred Share Units
Non-executive directors may elect to receive all or a portion of their annual compensation in the form of DSUs which are linked to the value of our common shares. DSUs are issued on a quarterly basis under the terms of the DSU Plan, at the market value of our common shares at the date of grant. The DSUs vest immediately and are redeemable in cash on the date the director ceases to be our director.

Years ended December 31	2014	2013
	Number of DSUs	Number of DSUs
Outstanding, January 1	251,019	150,117
Granted	106,486	100,902
Redeemed	(21,825)	—
Outstanding, December 31	335,680	251,019
The DSUs granted in the year ended December 31, 2014 had a fair value of C$8.32 per unit (2013 - C$8.45). DSUs settled in the year ended December 31, 2014 were settled at a fair value of C$6.35 per unit (2013 - C$Nil). The DSUs are cash-settled instruments and, therefore, the fair value of the outstanding DSUs at the end of each reporting period is recognized as an accrued liability with the associated compensation cost recorded in general and administrative expenses. As at December 31, 2014, the weighted average fair value was C$5.83 per unit (December 31, 2013 - C$7.37 per unit).
At December 31, 2014, an accrued liability of $1,687,000 (2013 - $1,739,000) was outstanding. For the year ended December 31, 2014, a share-based payment expense of $234,000 (2013 - $396,000 recovery) was recorded.

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2014 and 2013 and January 1, 2013
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

17.	SHARE CAPITAL AND SHARE-BASED PAYMENTS (Cont'd)
(d)Restricted Share Units
RSUs are granted to employees based on the value of our share price at the date of grant. The awards have a graded vesting schedule over a three-year period. During 2014, the terms of the plan were amended to provide the directors the discretion to elect to settle the units in either cash or shares. They were previously only cash-settled immediately upon vesting.
To date, all RSUs have been cash-settled and, therefore, are recognized as a liability, with fair value remeasurement at each reporting period. The associated compensation cost is recorded in general and administrative expenses unless directly attributable to our operations, whereby it is included in cost of inventory, or exploration projects.

Years ended December 31	2014	2013
	Number of RSUs	Number of RSUs
Outstanding, January 1	129,498	141,810
Granted	297,480	118,300
Settled	(53,905)	(53,286)
Forfeited	(42,659)	(77,326)
Outstanding, December 31	330,414	129,498

The RSUs granted in the year ended December 31, 2014 had a weighted average fair value of C$9.41 per unit (2013 - C$10.27 per unit). RSUs settled in the year ended December 31, 2014 were settled at a fair value of C$11.02 per unit (2013 - C$9.92). As at December 31, 2014, the weighted average fair value was C$5.83 per unit (December 31, 2013 - C$7.37 per unit).
At December 31, 2014, an accrued liability of $888,000 (2013 - $476,000) on services received was outstanding. For the year ended December 31, 2014, a share-based payment expense of $419,000 (2013 - $374,000 recovery) was recorded.
(e)Performance Share Units
PSUs are granted to senior executives, and vest after a performance period of three years. During 2011, in addition to a normal annual grant there was also a one-off grant of transitional PSUs, which vested after a two-year performance period. The vesting of these awards is based on our total shareholder return in comparison to our peer group, and awards vested range from 0% to 200% of initial PSUs granted. During 2014, the terms of the plan were amended to provide the directors the discretion to elect to settle the PSUs in either cash or shares. They were previously only cash-settled immediately upon vesting.
To date, all PSUs have been cash-settled and, therefore, are recognized as a liability, with fair value remeasurement at each reporting period. The associated compensation cost is recorded in general and administrative expenses.

Years ended December 31	2014	2013
	Number of PSUs	Number of PSUs
Outstanding, January 1	177,729	201,220
Granted	253,600	137,500
Settled	(24,903)	(46,700)
Forfeited	(58,524)	(114,291)
Outstanding, December 31	347,902	177,729

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2014 and 2013 and January 1, 2013
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

17.	SHARE CAPITAL AND SHARE-BASED PAYMENTS (Cont'd)
The PSUs granted in the year ended December 31, 2014 had a weighted average fair value of C$7.37 per unit (2013 - C$12.99 per unit). PSUs settled in the year ended December 31, 2014 were settled at a fair value of C$5.48 per unit (December 31, 2013 - C$10.00). As at December 31, 2014, the weighted average fair value was C$5.44 per unit (2013 - C$7.37 per unit).
At December 31, 2014, an accrued liability of $707,000 (2013 - $589,000) on services received was outstanding. For the year ended December 31, 2014, a share-based payment expense of $293,000 (2013 - $103,000 recovery) was recorded.
(f)Share-based compensation
Total share-based compensation, including all equity and cash-settled arrangements, for the years ended December 31, 2014 and 2013 has been recognized in the consolidated financial statements as follows:

Years ended December 31	2014	2013
	$	$
Equity-settled
Cost of inventory	26	—
General and administrative expense	2,141	1,001
Property, plant and equipment	(107)	189
Cash-settled
Cost of inventory	393	38
General and administrative expense (recovery)	946	(873)
Property, plant and equipment	28	217
Total	3,427	572

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2014 and 2013 and January 1, 2013
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

18.	OTHER RESERVES

	2014	2013
		(restated note 2(t))
	$	$
Foreign currency translation reserve
At January 1	745	788
Parent company, subsidiary companies' and associate currency translation adjustments	35	(293)
Currency translation adjustments recycled to net income on derecognition of investment in associate	—	250
At December 31	780	745

Available-for-sale revaluation reserves
At January 1	(44,348)	9,646
Unrealized gains (losses) on available-for-sale securities	14,122	(61,578)
Deferred income tax (expense) recovery	(2,311)	7,522
Realized loss of marketable securities recycled to net income, net of tax	2,258	62
At December 31	(30,279)	(44,348)

Transactions with non-controlling interests
At January 1	(28,198)	(28,198)
At December 31	(28,198)	(28,198)

Share-based compensation reserve
At January 1	42,914	41,780
Stock options exercised	—	(56)
Share-based compensation	2,060	1,190
At December 31	44,974	42,914

Total other reserves at December 31	(12,723)	(28,887)

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2014 and 2013 and January 1, 2013
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

19.	OPERATING COSTS BY NATURE

a)Cost of sales

Years ended December 31	2014	2013
	$	$
Cost of inventory	200,539	100,555
Depletion, depreciation and amortization	41,401	41,808
Export duties (note 14)	10,720	14,946
Write-down of stockpiles (note 8)	11,262	12,193
	263,922	169,502

b)General and administrative expenses

Years ended December 31	2014	2013
	$	$
Salaries and benefits	11,096	13,214
Consulting and professional fees	2,867	5,058
Share-based compensation	3,087	128
Travel expense	870	960
Computer expenses	849	606
Insurance expense	824	769
Rent expense	744	928
Shareholder and investor relations	389	409
Depreciation and amortization	365	375
Directors fees and expenses	319	199
Listing and filing fees	204	283
Other expenses	248	512
	21,862	23,441

c)Restructuring costs

During 2013, we incurred restructuring costs of $2,928,000 which are recorded in general and administrative expenses as salaries and benefits and $1,468,000 in cost of inventory. No restructuring costs were incurred during 2014.

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2014 and 2013 and January 1, 2013
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

20.	FINANCE INCOME AND EXPENSES
a)Interest earned and other finance income

Years ended December 31	2014	2013
	$	$
Interest earned	1,458	6,180
Realized gain on derivatives (note 9(b))	2,788	—
Accretion income on deferred consideration	1,579	—
Total interest earned and other finance income	5,825	6,180

b)Interest expense and other finance expenses

Years ended December 31	2014	2013
	$	$
Interest expense on convertible notes (note 15)	(7,619)	(8,274)
Accretion expense on convertible notes (note 15)	(10,003)	(10,967)
Accretion of close down and restoration provision (note 16)	(3,640)	(3,671)
Finance expenses on sale of VAT and disposal of marketable securities	(3,462)	—
Other finance expenses	(1,688)	(180)
Total interest expense and other finance expenses	(26,412)	(23,092)

21.	OTHER INCOME (OTHER EXPENSES)

Years ended December 31	2014	2013
		(restated note 2(t))
	$	$
Unrealized (loss) on marketable securities (1, 2)	(6,208)	(13,050)
(Loss) on sale of marketable securities	(5,219)	47
(Loss) on disposal of fixed assets	(1,791)	—
Write-down of exploration and evaluation assets (note 9)	(145)	(102)
Dividend income	166	178
Write-down of assets held for sale	—	(3,875)
Gain on dilution of associate	—	2,112
Share of net (loss) of associate	—	(1,033)
Other (expense) income	(244)	202
	(13,441)	(15,521)

(1)	During 2014, we recorded unrealized gains and losses on previously impaired marketable securities and marketable securities classified as FVTPL.

(2)
In 2013, we recorded impairment on marketable securities, due to a significant decline in share price, resulting in a realized loss of $13,050,000. This was offset by a $47,000 gain on disposal of marketable securities.

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2014 and 2013 and January 1, 2013
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

22.	EARNINGS PER SHARE

The calculations of basic and diluted earnings per share for the years ended December 31, 2014 and 2013 are based on the following:

Years ended December 31	2014	2013
		(restated note 2(t))

(Loss) used in the calculation of diluted (loss) earnings per share	($126,393)	($230,016)

Weighted average number of common shares issued (thousands)	80,754	80,754
Adjustments for dilutive instruments:
Stock options (thousands)	—	—
Weighted average number of common shares for diluted (loss) earnings per share (thousands)	80,754	80,754

Basic (loss) earnings per share	($1.57)	($2.85)
Diluted (loss) earnings per share	($1.57)	($2.85)
As we incurred a net loss during the years ended December 31, 2014 and 2013, basic and diluted loss per share are the same because the exercise of options and convertible notes are anti-dilutive.

23.	OPERATING SEGMENTS

We are a resource company focused on the operation, development, exploration and acquisition of precious metal projects in the Americas.

An operating segment is defined as a component:

▪	that engages in business activities from which it may earn revenues and incur expenses;

▪	whose operating results are reviewed regularly by the entity’s chief operating decision maker; and

▪	for which discrete financial information is available.

We have identified operating segments based on the information used by our President and Chief Executive Officer (who is considered to be the chief operating decision maker) to manage the business. We primarily manage our business by looking at individual resource projects and typically segregate these projects between production, development and exploration.

For reporting purposes, exploration and development projects have been aggregated into a single reportable segment where they all have similar characteristics and do not exceed the quantitative thresholds for individual disclosure.

Our two operating properties, the Pirquitas mine and Marigold mine, are considered as individual operating segments which derive their revenues from the sale of silver, zinc, and gold. The corporate division earns income that is considered incidental to our activities and therefore does not meet the definition of an operating segment. Consequently, the following reporting segments have been identified:

▪	Pirquitas mine;

▪	Marigold mine; and

▪	Exploration and evaluation properties.

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2014 and 2013 and January 1, 2013
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

23.	OPERATING SEGMENTS (Cont'd)
The following is a summary of the reported amounts of income or loss, and the carrying amounts of assets and liabilities by operating segment:

Year ended and at December 31, 2014	Pirquitas mine	Marigold mine	Exploration and evaluation properties	Other reconciling items (i)	Total
	$	$	$	$	$
Revenue	141,193	158,929	—	—	300,122
Cost of inventory	(92,663)	(107,876)	—	—	(200,539)
Depletion, depreciation and amortization	(29,184)	(12,217)	—	—	(41,401)
Export duties	(10,720)	—	—	—	(10,720)
Write-down of stockpiles	(11,262)				(11,262)
Cost of sales	(143,829)	(120,093)	—	—	(263,922)
(Loss) income from mine operations	(2,636)	38,836	—	—	36,200

Exploration, evaluation and reclamation expenses	(1,425)	(4,128)	(15,637)	—	(21,190)
Impairment charge	(40,250)	—	—	—	(40,250)
Operating (loss) income	(45,374)	36,493	(15,655)	(27,961)	(52,497)
Write-down of assets	—	—	(145)	—	(145)
(Loss) income before income tax	(72,839)	23,950	(9,019)	(37,907)	(95,815)

Interest income and other finance income	1,355	6	1,589	2,875	5,825
Interest expense and other finance costs	(6,671)	(459)	(92)	(19,190)	(26,412)
Income tax (expense) recovery	(17,290)	(10,995)	(3,582)	1,289	(30,578)

Total assets	245,819	343,411	121,241	275,778	986,249
Non-current assets	140,856	240,893	90,981	21,701	494,431
Total liabilities	(121,191)	(45,401)	(13,723)	(226,684)	(406,999)

Year ended and at December 31, 2013	Pirquitas mine	Marigold mine	Exploration and evaluation properties (restated note 2(t))	Other reconciling items (i)	Total (restated note 2(t))
	$	$	$	$	$
Revenue	174,686	—	—	—	174,686
Cost of inventory	(112,748)	—	—	—	(112,748)
Depletion, depreciation and amortization	(41,808)	—	—	—	(41,808)
Export duties	(14,946)	—	—	—	(14,946)
Cost of sales	(169,502)	—	—	—	(169,502)
Income from mine operations	5,184	—	—	—	5,184

Exploration, evaluation and reclamation expenses	(2,205)	—	(21,252)	—	(23,457)
Impairment charge	(202,440)	—	—	—	(202,440)
Operating income (loss)	(203,076)	—	(20,664)	(20,414)	(244,154)
Write-down of assets	—	—	(102)	(3,875)	(3,977)
Income (loss) before income tax	(233,821)	—	44,696	(29,570)	(218,695)

Interest income and other finance income	4,907	—	—	1,273	6,180
Interest expense and other finance costs	(3,658)	—	(94)	(19,340)	(23,092)
Income tax recovery (expense)	8,374	—	(21,476)	1,781	(11,321)

Total assets	383,978	—	154,259	494,498	1,032,735
Non-current assets	241,739	—	107,672	1,855	351,266
Total liabilities	(106,118)	—	(33,916)	(203,222)	(343,256)

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2014 and 2013 and January 1, 2013
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

23.	OPERATING SEGMENTS (Cont'd)

At January 1, 2013	Pirquitas mine	Marigold mine	Exploration and evaluation properties (restated note 2(t))	Other reconciling items (i)	Total (restated note 2(t))
	$	$	$	$	$
Total assets	614,244	—	122,702	430,785	1,167,731
Non-current assets	394,020	—	86,923	121,064	602,007
Total liabilities	(99,995)	—	(2,368)	(161,450)	(263,813)

(1) Other reconciling items refer to items that are not reported as part of segment performance as they are managed on a corporate basis.

Segment revenue by product

Years ended December 31	2014	2013
	%	%
Silver	39	91
Gold	53	—
Zinc	7	9
Other	1	—

Segment revenue by location and major customers
Our Pirquitas mine sales are made to external customers located in various geographical areas. For the Pirquitas mine segment, we had five customers who individually accounted for between 11% and 22% of total revenue during 2014, and four customers who individually accounted for between 17% and 23% of total revenue during 2013. Marigold mine's principal product is gold doré with the refined gold bullion sold to one customer.

Non-current assets by location

	December 31, 2014	December 31, 2013	January 1, 2013
		(restated note 2(t))	(restated note 2(t))
	$	$	$
United States	242,013	12,743	415
Argentina	145,273	239,002	403,014
Mexico	72,967	84,398	61,508
Canada	22,277	3,109	122,318
Peru	11,901	12,014	12,222
Chile	—	—	2,530
Total	494,431	351,266	602,007

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2014 and 2013 and January 1, 2013
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

24.	FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS
Our financial instruments include cash and cash equivalents, trade receivables and other assets, marketable securities, other financial assets, trade and other payables, and convertible notes.
a)Financial assets and liabilities by category

At December 31, 2014	Loans and receivables	FVTPL	Available-for-sale	Other financial liabilities	Total
	$	$	$	$	$
Financial assets
Cash and cash equivalents (note 4)	184,643	—	—	—	184,643
Trade receivables and other assets (1)	3,784	26,529	—	—	30,313
Marketable securities (note 6)	—	2,337	102,448	—	104,785
Other financial assets (note 7) (2)	39,047	1,954	—	—	41,001
Total financial assets	227,474	30,820	102,448	—	360,742

Financial liabilities
Trade and other payables	—	3,281	—	52,336	55,617
Current provisions (note 14)	—	—	—	56,058	56,058
Current debt (note 15(a))	—	—	—	5,922	5,922
Debt (note 15(b)) (3)	—	—	—	197,134	197,134
Total financial liabilities	—	3,281	—	311,450	314,731

At December 31, 2013	Loans and receivables	FVTPL	Available-for-sale	Other financial liabilities	Total
	$	$	$	$	$
Financial assets
Cash and cash equivalents (note 4)	415,657	—	—	—	415,657
Trade receivables and other assets (1)	994	43,516	—	—	44,510
Marketable securities (note 6)	—	25,567	103,700	—	129,267
Other financial assets (note 7) (2)	29,847	—	—	—	29,847
Total financial assets	446,498	69,083	103,700	—	619,281

Financial liabilities
Trade and other payables	—	2,805	—	26,570	29,375
Current provisions (note 14)	—	—	—	48,169	48,169
Debt (note 15(b)) (3)	—	—	—	187,130	187,130
Total financial liabilities	—	2,805	—	261,869	264,674

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2014 and 2013 and January 1, 2013
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

24.	FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (Cont'd)

At January 1, 2013	Loans and receivables	FVTPL	Available-for-sale	Other financial liabilities	Total
	$	$	$	$	$
Financial assets
Cash and cash equivalents (note 4)	366,947	—	—	—	366,947
Trade receivables and other assets (1)	112	40,947	—	—	41,059
Marketable securities (note 6)	—	—	34,733	—	34,733
Other financial assets (note 7)	1,847	—	—	—	1,847
Total financial assets	368,906	40,947	34,733	—	444,586

Financial liabilities
Trade and other payables	—	4,633	—	36,969	41,602
Current provisions (note 14)	—	—	—	35,009	35,009
Current debt (note 15(a)) (3)	—	—	—	135,805	135,805
Total financial liabilities	—	4,633	—	207,783	212,416

(1)	Certain trade receivables and other assets are classified as FVTPL due to the embedded derivative identified through provisional pricing arrangements discussed in note 2(f).

(2)	Other financial assets include deferred consideration received from sale of the San Agustin project discussed in note 9(b).

(3)	The debt portion of the convertible notes is designated as an other financial liability.

b)Fair value of financial instruments

	December 31, 2014		December 31, 2013		January 1, 2013
	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
	$	$	$	$	$	$
Financial assets
Trade receivables and other assets	30,313	30,313	44,510	44,510	41,059	41,059
Marketable securities (note 6)	104,785	104,785	129,267	129,267	34,733	34,733
Other financial assets (note 7)	41,001	41,001	29,847	29,847	1,847	1,847
Total financial assets	176,099	176,099	203,624	203,624	77,639	77,639

Financial liabilities
Current provisions (note 14)	56,058	56,058	48,169	48,169	35,009	35,009
Current debt (note 15(a))	5,922	5,922	—	—	135,805	138,000
Debt (note 15(b)) (1)	197,134	185,831	187,130	191,487	—	—
Total financial liabilities	259,114	247,811	235,299	239,656	170,814	173,009

(1)	The fair value of the convertible notes includes both the debt and equity components.

The carrying values of cash and cash equivalents and trade and other payables, approximate their fair values due to their short maturity.

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2014 and 2013 and January 1, 2013
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

24.	FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (Cont'd)

Fair value hierarchy

Assets and liabilities that are held at fair value are categorized based on a valuation hierarchy which is determined by the valuation methodology utilized:

	Fair value at December 31, 2014
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements
Trade receivables and other assets	—	26,529	—	26,529
Marketable securities (note 6)	104,785	—	—	104,785
Other financial assets	—	—	1,954	1,954
Trade and other payables	—	3,281	—	3,281
Current debt (note 15(a))	—	5,922	—	5,922
	104,785	35,732	1,954	142,471

Non-recurring measurements
Property, plant and equipment	—	—	180,007	180,007
	—	—	180,007	180,007

Fair values disclosed
Debt (note 15(b))	185,831	—	—	185,831
	185,831	—	—	185,831

	Fair value at December 31, 2013
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements
Trade receivables and other assets	—	43,516	—	43,516
Marketable securities (note 6)	103,700	25,567	—	129,267
Trade and other payables	—	2,805	—	2,805
	103,700	71,888	—	175,588

Non-recurring measurements
Assets held for sale	—	—	3,876	3,876
Property, plant and equipment	—	—	222,169	222,169
	—	—	226,045	226,045

Fair values disclosed
Debt (note 15(b))	191,487	—	—	191,487
	191,487	—	—	191,487

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2014 and 2013 and January 1, 2013
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

24.	FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (Cont'd)

	Fair value at January 1, 2013
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements
Trade receivables and other assets	—	40,947	—	40,947
Marketable securities (note 6)	34,733	—	—	34,733
Trade and other payables	—	4,633	—	4,633
	34,733	45,580	—	80,313

Fair values disclosed
Current debt (note 15(a))	138,000	—	—	138,000
	138,000	—	—	138,000

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities
Marketable securities, consisting of available-for-sale investments with no trading restrictions are valued using a market approach based upon unadjusted quoted prices in an active market obtained from securities exchanges. The fair value disclosed for the 2008 Notes and the 2013 Notes is also included in Level 1, as the basis of valuation uses a quoted price in an active market.
Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices)
Marketable securities with certain trading restrictions are included in Level 2, as are trade receivables from provisional invoices for concentrate sales and the Argentine peso loan facility, as the basis of valuation uses quoted commodity prices. During 2014, we transferred the full amount of the marketable securities in Level 2 to Level 1 as the trading restrictions on them were removed.
Accrued liabilities relating to DSUs, RSUs, and PSUs are included in Level 2, as the basis of valuation uses quoted prices in active markets.
Level 3 – inputs for an asset or liability that are not based on observable market data (unobservable inputs)
During the year ended December 31, 2014 and 2013, the Pirquitas Mine CGU was written down to its recoverable amount. During the year ended December 31, 2013, certain assets held for sale were also written down to their recoverable amounts. The recoverable amounts became the carrying values and will not be revalued, but certain assumptions used in the calculation of the recoverable amounts are categorized as Level 3 in the fair value hierarchy (note 10).

The deferred consideration from the sale of the Challacollo project (note 9(a)) is included in Level 3, as certain assumptions used in the calculation of the fair value are not based on observable market data as detailed in note 2(q)(ii).

There were no transfers into or out of Level 3 during 2014 or 2013.

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2014 and 2013 and January 1, 2013
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

25.	FINANCIAL RISK MANAGEMENT

We are exposed to a variety of financial risks as a result of our operations, including market risk (which includes price risk, currency risk and interest rate risk), credit risk and liquidity risk. Our overall risk management strategy seeks to reduce potential adverse effects on our financial performance. Risk management is carried out under policies approved by our Board of Directors.
We may, from time to time, use foreign exchange contracts, commodity price contracts, equity hedges and interest rate swaps to manage our exposure to fluctuations in market prices, foreign currency, metal and energy prices, marketable security values and interest rates. We do not have a regular practice of trading derivatives. In the past, our use of derivatives was limited to specific programs to manage fluctuations in foreign exchange and marketable securities risks, which were subject to the oversight of our Board of Directors.
The risks associated with our financial instruments and the policies on how we mitigate those risks are set out below. This is not intended to be a comprehensive discussion of all risks.
a)Market Risk
This is the risk that the fair values of financial instruments will fluctuate owing to changes in market prices. The significant market risks to which we are exposed are price risk, currency risk and interest rate risk.
(i)  Price Risk
This is the risk that the fair values or future cash flows of our financial instruments will fluctuate because of changes in market prices. Income from mine operations in the next year depends on the metal prices for gold, silver, and to a lesser extent, zinc. These prices are affected by numerous factors that are outside of our control such as:

▪	global or regional consumption patterns;

▪	the supply of, and demand for, these metals;

▪	speculative activities;

▪	the availability and costs of metal substitutes;

▪	inflation; and

▪	political and economic conditions, including interest rates and currency values.
The principal financial instrument we hold that is are impacted by commodity prices is the embedded derivative within our silver and zinc concentrate trade receivables. The majority of these sales agreements are subject to pricing terms that settle within one to three months after delivery of concentrate and this adjustment period represents our trade receivable exposure to variations in commodity prices.
We have not hedged the price of any precious metal as part of our overall corporate strategy.
A 10% increase in the silver and zinc prices as at December 31, 2014 and December 31, 2013, with all other variables held constant, would have resulted in the following impact to our trade receivables and after-tax net income:

	2014	2013
	$	$
10% increase in silver price	1,958	1,814
10% increase in zinc price	275	272

As we do not have trade receivables for gold sales, movements in gold prices will not impact the value of any financial instruments.

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2014 and 2013 and January 1, 2013
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

25.	FINANCIAL RISK MANAGEMENT (Cont'd)

The costs relating to our production activities vary depending on market prices on certain mining consumables including diesel fuel and electricity. A 10% increase in diesel fuel market prices would have resulted in a $1,409,000 decrease in our after-tax net income for the year ended December 31, 2014. We have not hedged any commodity prices as at December 31, 2014.

We hold certain investments in marketable securities which are measured at fair value, being the closing price of each equity investment at the balance sheet date. We are exposed to changes in share prices which would result in gains and losses being recognized in total comprehensive income. A 10% change in prices would have a $10,479,000 impact on total comprehensive income at December 31, 2014 (December 31, 2013 - $12,927,000). During 2014, we entered into hedging arrangements over certain securities that resulted in derivative gains of $2,788,000. No such arrangements were outstanding as at December 31, 2014.
(ii)  Currency Risk
Currency risk is the risk that the fair values or future cash flows of our financial instruments and VAT receivables will fluctuate because of changes in foreign currency rates. Our financial instruments are exposed to currency risk where those instruments are denominated in currencies that are not the same as the functional currency of the entity that holds them; exchange gains and losses in these situations impact earnings.
The following are the most significant areas of exposure to currency risk, shown in thousands of U.S. dollars:

	December 31, 2014
	Canadian dollar	Argentine peso	Australian dollar	Mexican peso
Cash	13,333	6,383	4,653	1,405
Marketable securities	102,933	—	1,852	—
Value added tax receivable	95	35,259	—	2,367
Trade and other payables (excluding VAT and income taxes)	(8,780)	(17,985)	—	(4)
Current debt	—	(5,922)	—	—
Total	107,581	17,735	6,505	3,768

	December 31, 2013
	Canadian dollar	Argentine peso	Australian dollar	Mexican peso
Cash	7,881	20,751	4,983	8,007
Marketable securities	126,428	—	2,839	—
Value added tax receivable	67	64,816	—	3,412
Trade and other payables (excluding VAT and income taxes)	(7,387)	(13,606)	—	(1,618)
Valued added tax payable	—	—	—	(6,467)
Income taxes payable	—	—	—	(15,885)
Total	126,989	71,961	7,822	(12,551)

We monitor and manage this risk with the objective of ensuring our company-wide exposure to negative fluctuations in currencies against the U.S. dollar is managed. As at December 31, 2014 we have not entered into any derivatives to mitigate this risk.

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2014 and 2013 and January 1, 2013
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

25.	FINANCIAL RISK MANAGEMENT (Cont'd)

The Argentine government requires the repatriation of export revenues into Argentina and, where cash flows exceed our current cash repatriation schedule, this results in an increase to our Argentine peso cash balance. In Argentina, the official Argentine peso exchange rate published is significantly lower than the parallel market rate (also referred to as the Blue rate). We use the official Argentine peso exchange rate for all re-measurement purposes which is consistent with the economic reality that foreign currency transactions entered into or paid out of Argentina are required to be converted at the official exchange rate. A sudden devaluation of the Argentine peso to a rate closer to the parallel rate would materially impact the value of our Argentine peso-denominated cash and VAT receivables in U.S. dollar terms, but would improve our operating costs in U.S. dollar terms, all else being equal. We are actively seeking ways to mitigate the risk on our cash balance of a devaluation of the Argentine peso, and therefore, we are repatriating cash from Argentina under a fixed schedule of debt repayments and have entered into an Argentina peso loan facility.

In early 2014, the Argentine peso saw a significant devaluation as the government reduced intervention and relaxed capital controls, although since that time the peso has reverted to a steady devaluation against the U.S. dollar. In 2014, the Argentine peso devalued 31% compared to 33% in 2013. The devaluation reduced the value of our Argentine peso-denominated assets, principally cash and VAT receivables, and decreased Argentina peso-denominated liabilities, principally accounts payable, when expressed in U.S. dollar terms.

A 10% increase in the U.S. dollar exchange rate on financial assets and liabilities denominated in the following currencies, with all other variables held constant, would have resulted in the following impact to our total comprehensive income for the years ended December 31, 2014 and December 31, 2013:

Years ended December 31	2014	2013
	$	$
Canadian dollar	(7,988)	(9,422)
Argentine peso	(1,183)	(4,826)
Australian dollar	(456)	(547)
Mexican peso	(265)	873
(iii)  Interest Rate Risk
Interest rate risk is the risk that the fair values or future cash flows of our financial instruments will fluctuate because of changes in market interest rates. Interest rate risk arises from the interest rate impact on our cash and cash equivalents and Argentine peso-denominated loan facility because these are the only financial instruments we hold that are impacted by interest based on variable market interest rates. The 2013 Notes have fixed interest rates and are not exposed to fluctuations in interest rates; a change in interest rates would impact the fair value of the instruments, but because we record the 2013 Notes at amortized cost there would be no impact on our financial results. We monitor our exposure to interest rates closely and have not entered into any derivative contracts to manage our risk.
As at December 31, 2014, the weighted average interest rate earned on our U.S. dollar cash and cash equivalents was 0.30% (2013 - 0.32%). With other variables unchanged, a 1% change in the annualized interest rate would impact after-tax net income by $1,363,000 (2013 - $3,292,000).
b)Credit Risk
Credit risk is the risk that a third party might fail to discharge its obligations under the terms of a financial contract. Our credit risk is limited to the following instruments:
Credit risk related to financial institutions and cash deposits Under our investment policy, investments are made only in highly-rated financial institutions, and corporate and government securities. We diversify our holdings and consider the risk of loss associated with investments to be low.

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2014 and 2013 and January 1, 2013
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

25.	FINANCIAL RISK MANAGEMENT (Cont'd)

Credit risk related to trade receivables We are exposed to credit risk through our trade receivables on concentrate sales, which are principally with internationally-recognized counterparties. Payments of receivables are scheduled, routine and received within a contractually agreed time frame. We manage this risk by requiring provisional payments of at least 75% of the value of the concentrate shipped and through utilizing multiple counterparties.

Credit risk related to other financial assets All other receivable balances are expected to be collectible in full due to the nature of the counterparties and/or a previous history of collectability. Deferred consideration is also expected to be collectible in full and is also secured against the San Agustin mineral claims and technical information, and the Challacollo mineral claims and shares of the entity holding the Challacollo project (note 9).

We also have credit risk through our significant VAT tax receivables balance that is collectible from the government of Argentina. The balance is expected to be recoverable in full, however due to legislative rules and the complex collection process, a significant portion of the asset is classified as non-current until government approval of the recovery claim is approved.

Our maximum exposure to credit risk as at December 31, 2014 and December 31, 2013 was as follows:

	December 31, 2014	December 31, 2013
	$	$
Cash and cash equivalents	184,643	415,657
Value added tax receivable	37,527	68,338
Trade receivables and other assets	30,313	44,510
Other financial assets	41,001	29,847
	293,484	558,352
At December 31, 2014, no amounts were held as collateral except those discussed above in credit risk related to other financial assets.
c)Liquidity Risk
Liquidity risk is the risk that we will not be able to meet our obligations under our financial instruments as they fall due. We manage our liquidity risk through a rigorous planning and budgeting process, which is reviewed and updated on a regular basis, to help determine the funding requirements to support our current operations, expansion and development plans, and by managing our capital structure as described in note 25(d). Our objective is to ensure that there are sufficient committed financial resources to meet our business requirements for a minimum of twelve months.
Argentine government regulation of U.S. dollar inflows and outflows restricts the ability to repatriate cash generated by the Pirquitas mine although we repatriate cash from Argentina under a fixed schedule of debt repayments, which has an impact on overall corporate liquidity.
In order to manage our corporate liquidity, we use surety bonds to support certain environmental bonding obligations. As at December 31, 2014, we had surety bonds totaling $17,750,000 (December 31, 2013 - $Nil). In addition, we have $30,131,000 of letters of credit supporting environmental obligations which are backed by a mixture of cash and other forms of credit.

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2014 and 2013 and January 1, 2013
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

25.	FINANCIAL RISK MANAGEMENT (Cont'd)

In the normal course of business, we enter into contracts that give rise to commitments for future minimum payments. The following is a maturity profile of financial liabilities and operating and capital commitments presenting contractual undiscounted cash flows:

	Payments due by period (as at December 31, 2014)					At December 31, 2013
Contractual obligations	Less than one year	1 - 3 years	4-5 years	After 5 years	Total	Total
	$	$	$	$	$	$
Trade and other payables	55,617	—	—	—	55,617	35,841
Current provisions	56,058	—	—	—	56,058	48,169
Current debt	5,922	—	—	—	5,922	—
Convertible notes (i)	—	—	265,000	—	265,000	265,000
Interest on convertible notes (i)	7,619	22,856	11,428	—	41,903	49,522
Capital expenditure commitments	2,596	—	—	—	2,596	6,164
Minimum lease rental and lease payments	412	1,481	383	—	2,276	2,907
Total contractual obligations	128,224	24,337	276,811	—	429,372	407,603

(i)
The 2013 Notes mature in 2033 but are redeemable in part or in full at the option of the holder on February 1 at each of 2020, 2023, and 2028, or upon fundamental corporate changes. They are also redeemable by us in part or in full on and after February 1, 2018. The 2013 Notes bear interest of 2.875% per annum and are convertible into common shares upon specified events at a fixed conversion price of approximately $20.00 per common share (note 15).

In our opinion, working capital at December 31, 2014 together with future cash flows from operations are sufficient to support our commitments through 2015.
d)Capital management
Our objectives when managing capital are:

▪	to safeguard our ability to continue as a going concern in order to develop and operate our current projects and pursue strategic growth initiatives;

▪	to maintain a flexible capital structure which lowers the cost of capital.
In assessing our capital structure, we include in our assessment the components of shareholders’ equity and convertible notes. In order to facilitate the management of capital requirements, we prepare annual expenditure budgets and continuously monitor and review actual and forecasted cash flows. The annual and updated budgets are monitored and approved by the Board of Directors.
To maintain or adjust the capital structure, we may, from time to time, issue new shares, issue new debt, repay debt or dispose of non-core assets. We expect our current capital resources will be sufficient to carry out our exploration plans and support operations through the current operating period.
Our 2013 Notes (note 15) do not contain any financial covenants. Accordingly, as of December 31, 2014, there were no externally-imposed capital requirements.

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2014 and 2013 and January 1, 2013
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

26.	RELATED PARTY TRANSACTIONS
a)Key management compensation
Key management includes our directors (executive and non-executive) and other key officers, including the CEO, CFO and Senior Vice President. The compensation paid or payable to key management for employee services is shown below:

Years ended December 31	2014	2013
	$	$
Salaries and other short-term employee benefits	2,880	2,600
Post-employment benefits	22	21
Termination benefits	—	1,370
Share-based compensation (i)	2,808	1,704
Total compensation	5,710	5,695

(i)	Share-based compensation includes mark-to-market adjustments on cumulative DSU positions as reported in the consolidated statements of income.
b)Principal Subsidiaries
The consolidated financial statements include our accounts and the accounts of our wholly-owned subsidiaries, the most significant as at December 31, 2014 of which are presented in the following table:

Subsidiary	Location	Ownership	Principal project
Pacific Rim Mining Corporation Argentina S.A.	Argentina	100%	Diablillos
Silver Standard Durango, S.A. de C.V.	Mexico	100%	Pitarrilla
Silver Standard Exploraciones, S.A. de C.V.	Mexico	100%	Veta Colorada
Silver Standard Mexico, S.A. de C.V.	Mexico	100%	Nazas
Reliant Ventures S.A.C.	Peru	100%	San Luis
Sociedad Minera Berenguela S.A.	Peru	100%	Berenguela
Candelaria Mining Company	USA (Delaware)	100%	Candelaria
Marigold Mining Company	USA (Nevada)	100%	Marigold
Maverick Silver Inc.	USA (Nevada)	100% (1)	Maverick Springs
Mina Pirquitas, LLC	USA (Delaware)	100%	Pirquitas

(1)	The Maverick Springs project is held in a joint venture in which we have a 55% interest, representing all of the silver resources hosted in the project.

Silver Standard Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2014 and 2013 and January 1, 2013
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

27.	SUPPLEMENTAL CASH FLOW INFORMATION

Changes in working capital items during the year ended December 31, 2014 and 2013 are as follows:

Years ended December 31	2014	2013
	$	$
Trade receivables and other assets	14,561	(2,922)
Inventory	3,376	1,555
Trade and other payables	(1,773)	3,619
Current provisions	7,202	11,590
	23,366	13,842
During the years ended December 31, 2014 and 2013, we conducted the following non-cash investing and financing transactions:

Years ended December 31	2014	2013
	$	$
Shares received for sale of mineral property (note 9)	9,188	25,420
Deferred consideration received for sale of mineral property (note 9(a))	1,954	—
Transfer of share-based payment reserve upon exercise of stock options	—	(56)